Interim Financial Information

March 31, 2021

(A free translation of the original in Portuguese)

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2021

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	2

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	3

STATEMENT OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.21	12.31.20	03.31.21	12.31.20	LIABILITIES	Note	03.31.21	12.31.20	03.31.21	12.31.20
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,557,087	3,876,139	8,666,822	7,576,625	Loans and borrowings	15	838,598	811,919	1,135,266	1,059,984
Marketable securities	5	312,589	312,515	314,275	314,158	Trade accounts payable	16	8,619,526	8,156,231	9,548,379	8,996,206
Trade and other receivables	6	5,047,724	5,254,064	2,981,123	4,136,421	Supply chain finance	17	1,489,276	1,452,637	1,489,276	1,452,637
Inventories	7	6,505,577	5,161,261	8,239,140	6,802,759	Lease liability	18	304,337	302,946	414,186	383,162
Biological assets	8	2,206,007	2,044,288	2,301,104	2,129,010	Payroll, related charges and employee profit sharing		682,037	860,836	721,353	940,816
Recoverable taxes	9	775,803	812,338	870,058	899,120	Taxes payable		276,302	268,347	443,171	395,630
Recoverable income taxes	9	34,247	28,888	77,963	43,840	Derivative financial instruments	24	669,068	378,543	671,224	384,969
Derivative financial instruments	24	162,690	361,315	166,894	377,756	Provision for tax, civil and labor risks	21	786,136	860,889	790,817	865,338
Restricted cash		1	1	1	1	Employee benefits	20	114,938	114,938	125,967	125,230
Assets held for sale		7,546	15,637	200,592	186,025	Advances from related parties	30	9,200,199	8,960,394	-	-
Other current assets		398,551	348,722	503,909	446,269	Liabilities directly associated with assets held for sale		-	-	38,302	21,718
						Other current liabilities		295,706	335,137	710,296	814,638
Total current assets		19,007,822	18,215,168	24,321,881	22,911,984	Total current liabilities		23,276,123	22,502,817	16,088,237	15,440,328

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	19,799,045	18,498,335	22,901,908	21,344,442
Marketable securities	5	14,769	15,044	223,060	344,577	Trade accounts payable	16	13,318	13,781	13,318	13,781
Trade and other receivables	6	45,806	49,569	46,159	49,864	Lease liability	18	1,886,563	1,965,748	2,110,765	2,153,519
Recoverable taxes	9	4,978,296	4,868,219	4,978,304	4,868,198	Taxes payable		138,207	141,252	138,207	141,252
Recoverable income taxes	9	54,278	54,123	55,041	54,859	Provision for tax, civil and labor risks	21	802,616	837,106	802,892	837,382
Deferred income taxes	10	2,153,959	2,068,769	2,189,659	2,109,064	Deferred income taxes	10	-	-	39,484	26,527
Judicial deposits	11	555,530	553,276	555,594	553,341	Liabilities with related parties	30	42,014	41,892	-	-
Biological assets	8	1,201,387	1,154,726	1,272,989	1,221,749	Employee benefits	20	531,840	521,855	674,559	651,325
Receivables from related parties	30	349	315	-	-	Derivative financial instruments	24	6,921	727	6,921	727
Derivative financial instruments	24	1,885	234	1,885	234	Other non-current liabilities		267,545	249,691	258,373	242,089
Restricted cash		24,064	24,357	24,064	24,357
Other non-current assets		65,659	77,829	70,371	82,123
Total long-term receivables		9,095,982	8,866,461	9,417,126	9,308,366	Total non-current liabilities		23,488,069	22,270,387	26,946,427	25,411,044

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		141,834	141,834	141,834	141,834
						Other equity transactions		(71,558)	246	(71,558)	246
Investments	12	12,646,491	11,922,325	9,139	8,874	Accumulated losses		(2,536,540)	(2,594,028)	(2,536,540)	(2,594,028)
Property, plant and equipment, net	13	11,137,218	11,168,558	12,329,178	12,215,580	Treasury shares		(123,938)	(123,938)	(123,938)	(123,938)
Intangible assets	14	3,176,488	3,186,476	5,337,831	5,220,102	Other comprehensive loss		(1,570,460)	(1,298,801)	(1,570,460)	(1,298,801)
						Attributable to controlling shareholders		8,299,809	8,585,784	8,299,809	8,585,784
						Non-controlling interests		-	-	80,682	227,750
Total non-current assets		36,056,179	35,143,820	27,093,274	26,752,922	Total equity		8,299,809	8,585,784	8,380,491	8,813,534

TOTAL ASSETS		55,064,001	53,358,988	51,415,155	49,664,906	TOTAL LIABILITIES AND EQUITY		55,064,001	53,358,988	51,415,155	49,664,906

The accompanying notes are an integral part of the financial statements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	4

STATEMENT OF INCOME (LOSS)

		Parent company		Consolidated
		2021	2020	2021	2020
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
NET SALES	26	9,291,389	7,449,045	10,591,977	8,949,065
Cost of sales	29	(7,204,997)	(5,828,909)	(8,397,017)	(6,696,088)
GROSS PROFIT		2,086,392	1,620,136	2,194,960	2,252,977
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,103,976)	(1,032,567)	(1,433,026)	(1,284,334)
General and administrative expenses	29	(98,680)	(87,281)	(159,984)	(142,560)
Impairment loss on trade receivables	6	(2,556)	(31,102)	(3,420)	(32,851)
Other operating income (expenses), net	27	35,010	(231,331)	29,381	(238,553)
Income (loss) from associates and joint ventures	12	976,726	3,987,252	-	-
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,892,916	4,225,107	627,911	554,679
Financial expenses	28	(710,929)	(614,740)	(626,415)	(569,350)
Financial income	28	108,871	106,777	122,653	112,878
Foreign exchange and monetary variations	28	(1,304,691)	(3,813,529)	(98,878)	(149,997)
INCOME (LOSS) BEFORE TAXES		(13,833)	(96,385)	25,271	(51,790)
Income taxes	10	38,275	50,464	(2,810)	13,558
INCOME (LOSS) FOR THE PERIOD		24,442	(45,921)	22,461	(38,232)

Net Income (Loss) Attributable to
Controlling shareholders		24,442	(45,921)	24,442	(45,921)
Non-controlling interest		-	-	(1,981)	7,689
		24,442	(45,921)	22,461	(38,232)

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic				807,707,162	811,759,800
Income (loss) per share - basic	23			0.03	(0.06)
Weighted average shares outstanding - diluted				809,043,375	811,759,800
Income (loss) per share - diluted	23			0.03	(0.06)

The accompanying notes are an integral part of the financial statements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	5

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
		2021	2020	2021	2020
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Income (loss) for the period		24,442	(45,921)	22,461	(38,232)
Other comprehensive income (loss)
Loss on foreign currency translation of foreign operations		(48,311)	(101,550)	(80,360)	(41,703)
Loss on net investment hedge		(124,761)	(272,875)	(124,761)	(272,875)
Loss on cash flow hedge	24	(95,471)	(1,009,511)	(95,471)	(1,009,511)
Loss on debt investments measured at FVTOCI (1)	5	-	(2,873)	-	(2,873)
Net other comprehensive income (loss),to be reclassified to the statement of income in subsequent periods		(268,543)	(1,386,809)	(300,592)	(1,326,962)
Gain (loss) on equity investments measured at FVTOCI (1)	5	26,030	367	26,030	367
Actuarial gains on pension and post-employment plans	20	3,900	6,388	3,854	6,341
Net other comprehensive income, with no impact into subsequent statement of income		29,930	6,755	29,884	6,708
Comprehensive income (loss), net of taxes		(214,171)	(1,425,975)	(248,247)	(1,358,486)
Attributable to
Controlling shareholders		(214,171)	(1,425,975)	(214,171)	(1,425,975)
Non-controlling interest		-	-	(34,076)	67,489
		(214,171)	(1,425,975)	(248,247)	(1,358,486)
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	6

STATEMENT OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions (4)	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2019	12,460,471	141,834	51,011	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(207,734)	-	-	-	-	(207,734)	28,308	(179,426)
Loss on net investment hedge	-	-	-	-	(277,856)	-	-	-	-	(277,856)	-	(277,856)
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	2,562	-	-	-	2,562	-	2,562
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(81,500)	-	-	(81,500)	-	(81,500)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	7,589	-	7,589	(468)	7,121
Income for the year	-	-	-	-	-	-	-	-	1,383,564	1,383,564	6,505	1,390,069
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(485,590)	2,562	(81,500)	7,589	1,383,564	826,625	34,345	860,970
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(19,393)	19,393	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(4,458)	(4,458)
Share-based payments	-	-	180	20,371	-	-	-	-	-	20,551	-	20,551
Acquisition of non-controlling interests	-	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(48,311)	-	-	-	-	(48,311)	(32,049)	(80,360)
Loss on net investment hedge	-	-	-	-	(124,761)	-	-	-	-	(124,761)	-	(124,761)
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(95,471)	-	-	(95,471)	-	(95,471)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	3,900	-	3,900	(46)	3,854
Income (loss) for the period	-	-	-	-	-	-	-	-	24,442	24,442	(1,981)	22,461
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(173,072)	26,030	(95,471)	3,900	24,442	(214,171)	(34,076)	(248,247)
Realized gain in marketable securities at FVTOCI (2)	-	-		-	-	(33,046)	-	-	33,046	-	-	-
Share-based payments	-	-	7,869	-	-	-	-	-	-	7,869	-	7,869
Acquisition of non-controlling interests (3)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(112,992)	(192,665)
BALANCES AT MARCH 31, 2021	12,460,471	141,834	(71,558)	(123,938)	(852,041)	-	(533,692)	(184,727)	(2,536,540)	8,299,809	80,682	8,380,491

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary AFC (note 1.1).
(4)	Comparative period was restated as described in note 22.2.

The accompanying notes are an integral part of the financial statements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	7

STATEMENT OF CASH FLOWS

	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
OPERATING ACTIVITIES
Income (loss)	24,442	(45,921)	22,461	(38,232)
Adjustments for:
Depreciation and amortization	343,103	301,538	423,224	364,768
Depreciation and depletion of biological assets	215,508	186,261	238,196	207,052
Result on disposal of property, plant and equipments and investment	(3,771)	9,770	(5,736)	10,876
Write-down of inventories to net realizable value	17,705	18,313	20,680	26,654
Provision for tax, civil and labor risks	34,262	115,028	34,538	115,197
Impairment	-	-	12,714	17,449
Income from investments under the equity method	(976,726)	(3,987,252)	-	-
Financial results, net	1,906,749	4,321,492	602,640	606,469
Tax recoveries and gains in tax lawsuits	(54,998)	(74,185)	(54,998)	(74,185)
Deferred income tax	(38,275)	(50,464)	(29,082)	(29,907)
Employee profit sharing	8,122	49,525	20,560	46,644
Other provisions	(11,360)	264,833	(10,496)	268,505
	1,464,761	1,108,938	1,274,701	1,521,290
Trade accounts receivable	230,240	(2,190,361)	1,363,883	352,280
Inventories	(1,362,021)	(535,039)	(1,290,313)	(856,085)
Biological assets - current	(161,719)	(79,703)	(173,698)	(89,082)
Trade accounts payable	223,474	214,150	242,128	369,158
Supply chain finance	32,298	83,201	32,298	83,201
Cash generated (applied) by operating activities	427,033	(1,398,814)	1,448,999	1,380,762
Investments in securities at FVTPL (1)	(23,894)	-	(23,894)	-
Redemptions of securities at FVTPL (1)	22,478	98,864	22,588	98,972
Interest received	22,223	8,962	22,952	13,914
Payment of tax, civil and labor provisions	(147,116)	(80,753)	(147,116)	(80,753)
Payment of interest	(379,718)	(116,762)	(456,015)	(184,809)
Derivative financial instruments	792,163	877,294	820,339	893,333
Payment of income taxes	-	-	-	(8)
Other operating assets and liabilities (2)	(386,352)	2,690,392	(187,273)	707,615
Net cash provided by operating activities	326,817	2,079,183	1,500,580	2,829,026

INVESTING ACTIVITIES
Redemptions of securities at amortized cost	-	-	166,112	-
Redemptions of securities at FVTOCI (3)	-	-	86,059	-
Redemption of restricted cash	400	287,621	400	287,621
Additions to property, plant and equipment	(211,172)	(110,702)	(239,125)	(115,030)
Additions to biological assets - non-current	(260,000)	(201,654)	(288,034)	(226,549)
Proceeds from disposals of property, plant, equipments and investment	4,886	10,219	4,886	10,219
Additions to intangible assets	(46,071)	(27,870)	(41,228)	(24,766)
Business combination, net of cash	-	-	(41,212)	-
Acquisition of participation in joint ventures and subsidiaries	(266)	(275)	(266)	(275)
Capital increase in associates	30,998	(5,000)	-	-
Net cash used in investing activities	(481,225)	(47,661)	(352,408)	(68,780)

FINANCING ACTIVITIES
Proceeds from debt issuance	21,105	1,057,526	142,964	1,374,940
Repayment of debt	(62,621)	(483,387)	(90,378)	(665,833)
Acquisition of non-controlling interests	-	-	(238,421)	-
Payment of lease liabilities	(134,856)	(111,198)	(168,433)	(134,792)
Net cash provided by (used in) financing activities	(176,372)	462,941	(354,268)	574,315
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	11,728	80,862	296,293	388,641
Net increase (decrease) in cash and cash equivalents	(319,052)	2,575,325	1,090,197	3,723,202
Balance at the beginning of the period	3,876,139	1,368,980	7,576,625	4,237,785
Balance at the end of the period	3,557,087	3,944,305	8,666,822	7,960,987

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(34,633) in the three-month period ended on March 31, 2021 (R$2,792,858 in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	8

STATEMENT OF VALUE ADDED

	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
1 - REVENUES	10,565,565	8,256,914	11,894,040	9,739,189
Sales of goods and products	10,320,539	8,360,295	11,622,715	9,861,663
Other income	43,970	(181,413)	50,779	(191,895)
Revenue related to construction of own assets	203,612	109,134	223,966	102,272
Expected credit losses	(2,556)	(31,102)	(3,420)	(32,851)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(6,660,934)	(5,292,687)	(8,014,710)	(6,247,395)
Costs of goods sold	(5,685,955)	(4,465,712)	(6,806,030)	(5,267,555)
Materials, energy, third parties services and other	(976,671)	(833,775)	(1,212,884)	(984,095)
Reversal for inventories losses	1,692	6,800	4,204	4,255
3 - GROSS ADDED VALUE(1-2)	3,904,631	2,964,227	3,879,330	3,491,794
4 - DEPRECIATION AND AMORTIZATION	(558,611)	(487,799)	(661,420)	(571,820)
5 - NET ADDED VALUE (3-4)	3,346,020	2,476,428	3,217,910	2,919,974

6 - RECEIVED FROM THIRD PARTIES	1,084,759	4,093,636	121,815	112,865
Income from associates and joint ventures	976,726	3,987,252	-	-
Financial income	108,871	106,777	122,653	112,878
Others	(838)	(393)	(838)	(13)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	4,430,779	6,570,064	3,339,725	3,032,839

8 - DISTRIBUTION OF ADDED VALUE	4,430,779	6,570,064	3,339,725	3,032,839
Payroll	1,233,378	1,195,257	1,384,199	1,300,340
Salaries	875,881	899,285	999,813	983,371
Benefits	293,095	236,346	315,329	253,485
Government severance indemnity fund for employees	64,402	59,626	69,057	63,484
Taxes, Fees and Contributions	1,104,455	958,187	1,155,412	1,002,619
Federal	425,294	360,103	474,121	403,299
State	668,209	587,515	667,999	587,498
Municipal	10,952	10,569	13,292	11,822
Capital Remuneration from Third Parties	2,068,504	4,462,541	777,653	768,112
Interests, including exchange variation	2,025,803	4,432,327	735,476	723,405
Rents	42,701	30,214	42,177	44,707
Interest on Own-Capital	24,442	(45,921)	22,461	(38,232)
Income (loss) for the period	24,442	(45,921)	24,442	(45,921)
Non-controlling interest	-	-	(1,981)	7,689

The accompanying notes are an integral part of the financial statements.

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1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

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1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	03.31.21	12.31.20
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.	(d)	Import and export of products	Cayman Island	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC	(b)	Import and commercialization of products	Saudi Arabia	100.00	-
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	(c)	Import, commercialization and distribution of products	Kuwait	100.00	75.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFQ GmbH	(e)	Industrialization, import and commercialization of products	Austria	-	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik ÜretimLtd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01
(1)	UAE – United Arab Emirates.

(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	On January 18, 2021, was acquired 100% of the capital stock of Joody Al Sharqiya Food Production Factory LLC (note 1.2).
(c)	On March 9, 2021, was acquired the minority stake on BRF AFC, as described below.
(d)	On March 24, 2021 the subsidiary Perdigão International Ltd. was dissolved.
(e)	On March 30, 2021 the subsidiary FFQ GMBH was dissolved.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	30

On December 17, 2020 the Company executed a share purchase agreement with Aaylex System Group S.A. providing for the terms and conditions for the sale of 100% of the shares held in Banvitfoods SRL by the amount equivalent to R$132,425 (EUR 20,300). The requirements for the classification of the investment as held for sale were met and all assets, in the amount of R$174,140, and liabilities related to this subsidiary, in the amount of R$38,302, are presented as Assets held for sale and Liabilities directly associated with assets held for sale, and were measured at the lower of the book value and the fair value less costs to sell. The results and cash flows of this subsidiary were not reclassified to the discontinued operations of the Company since the subsidiary does not represent a separate major line of business or geographic area of operations. The transaction was concluded on May 4, 2021 (note 33.2).

On March 9, 2021 the Company, through its wholly-owned subsidiary One Foods Holdings Ltd.(“One Foods”) acquired from Al Yasra Food Company W.L.L the minority stake of 25% of BRF Al Yasra Food K.S.C.C. (“BRF AFC”), entity located in Kuwait, responsible for the distribution of BRF products in the country. The transaction was concluded for the amount equivalent to R$238,421 (USD40,828) and from this date, BRF AFC became a wholly-owned subsidiary of One Foods. The amount paid is presented in the financing activities on the statement of cash flows and the difference between the amount paid and the book value of the participation acquired was recorded in Equity as Other Reserves, in the amount of R$79,673.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

1.2.	Business combinations

On January 18, 2021, through its wholly-owned subsidiary Badi Limited ("Badi"), the Company concluded the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory ("Joody Al"), a food processing company in Saudi Arabia. The initial transaction amount was equivalent to R$41,620 (SAR29,793) paid in cash, and from this date, Joody Al has become a wholly-owned subsidiary of Badi. The consideration paid may be adjusted according to certain conditions stablished in the purchase agreement.

The goodwill of R$12,376 arising from the business combination consists mainly of the synergies expected with the combination of the operations of BRF and Joody Al, strengthening the Company’s presence in the Saudi Arabian market. The goodwill has been allocated to the International segment.

The fair value of the acquired assets and assumed liabilities in the business combination is presented below:

Fair value on the acquisition date
Assets
Cash and cash equivalents	408
Inventories	832
Advances	232
Property, plant and equipment, net	30,128
31,600
Liabilities
Trade accounts payable	1,420
Taxes payable	550
Employee benefits	286
Other current liabilities	100
2,356

Net assets acquired	29,244

Fair value of consideration paid	41,620

Goodwill	12,376

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	31

1.3.	Investigations involving BRF

1.3.1.	Carne Fraca and Trapaça operations

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed in the financial statements for the year ended on December 31, 2020 (note 1.2) . The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$5,237 for the three-month period ended on March 31, 2021 (R$12,301 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

Regarding the investigations conducted by regulators offices and governmental entities in the United States of America about these operations, on February 25, 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) issued a letter to the Company stating that it has concluded its investigation and, based on information to date, does not intend to recommend an enforcement action by the SEC against the Company. On May 5, 2021, the U.S. Department of Justice (“DOJ”) issued a letter stating that it has closed its investigation against BRF, based on information to date. No sanctions or penalties were imposed against the Company.

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1.3.2.	Governance enhancement

The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous improvement of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.4.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the interim financial information.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of this interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in direct expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

		Consolidated
	2021	2020
	Jan - Mar	Jan - Mar
Cost of sales	(64,225)	(614)
Selling expenses	(4,924)	(27,742)
General and administrative expenses	(11,071)	(173)
	(80,220)	(28,529)

The management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties regarding the pandemic. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

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1.5.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2021 it takes place between April 13, 2021 and May 12, 2021.

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2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The parent company’s and consolidated interim financial information was prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated interim financial information is expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information was prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2020 (note 3), except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the pre-tax profit or loss for the interim period.

There were no changes on such policies and estimates calculation methodologies. As allowed by CPC 21 / IAS 34, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the interim financial information should be read along with the annual financial statements for the year ended December 31, 2020, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

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4.	CASH AND CASH EQUIVALENTS

	Average rate (1)	Parent company		Consolidated
		03.31.21	12.31.20	03.31.21	12.31.20
Cash and bank accounts
U.S. Dollar	-	570	520	2,039,464	1,185,208
Brazilian Reais	-	72,688	111,615	73,741	112,181
Euro	-	4,258	6,144	37,466	54,687
Other currencies	-	360	28	1,111,706	1,086,996
		77,876	118,307	3,262,377	2,439,072
Cash equivalents
In Brazilian Reais
Investment funds	0.38%	3,484	4,684	3,484	4,684
Bank deposit certificates	2.67%	3,325,938	3,650,812	3,336,212	3,662,448
		3,329,422	3,655,496	3,339,696	3,667,132
In U.S. Dollar
Term deposit	0.73%	-	-	45,620	198,878
Overnight	0.73%	149,789	102,336	1,962,494	1,220,232
Other currencies
Term deposit	-	-	-	56,635	51,311
		149,789	102,336	2,064,749	1,470,421
		3,557,087	3,876,139	8,666,822	7,576,625

(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		03.31.21	12.31.20	03.31.21	12.31.20
Fair value through other comprehensive income
Stocks	-	HKD	-	-	-	-	42,029
Fair value through profit and loss
Financial treasury bills	3.54	R$	1.90%	312,589	312,515	312,589	312,515
Investment funds - FIDC BRF	2.71	R$	-	14,769	15,044	14,769	15,044
Investment funds	0.75	ARS	-	-	-	1,686	1,643
				327,358	327,559	329,044	329,202
Amortized cost
Sovereign bonds and others (3)	2.08	AOA	3.82%	-	-	208,291	287,504
				327,358	327,559	537,335	658,735
Current				312,589	312,515	314,275	314,158
Non-current (4)				14,769	15,044	223,060	344,577

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$20,525 (R$9,894 on December 31, 2020).
(4)	Maturity until December of 2023.

On March 31, 2021, the amount of R$302,113 (R$366,671 on December 31, 2020) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for USD denominated future contracts traded on B3.

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6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Trade accounts receivable
Domestic customers	723,259	1,999,807	726,504	2,002,586
Domestic related parties	9,398	6,228	-	-
Foreign customers	571,358	537,584	2,886,593	2,716,551
Foreign related parties	4,316,473	3,239,348	-	-
	5,620,488	5,782,967	3,613,097	4,719,137
( - ) Adjustment to present value	(5,472)	(10,026)	(9,889)	(13,316)
( - ) Expected credit losses	(597,781)	(555,712)	(652,221)	(605,940)
	5,017,235	5,217,229	2,950,987	4,099,881
Current	5,010,256	5,210,498	2,943,655	4,092,855
Non-current	6,979	6,731	7,332	7,026

Other receivables
Other receivables	92,703	113,949	92,703	113,949
( - ) Adjustment to present value	(48)	(156)	(48)	(156)
( - ) Expected credit losses	(16,360)	(27,389)	(16,360)	(27,389)
	76,295	86,404	76,295	86,404
Current	37,468	43,566	37,468	43,566
Non-current (1)	38,827	42,838	38,827	42,838

(1)	Weighted average maturity of 2.17 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On March 31, 2021, FIDC BRF had an outstanding balance of R$714,656 (R$549,083 on December 31, 2020) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On March 31, 2021, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$71,996 (R$78,258 on December 31, 2020).

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	03.31.21	03.31.21
Beginning balance	(555,712)	(605,940)
(Additions) Reversals	(2,556)	(3,420)
Write-offs	1,227	1,719
Exchange rate variation	(40,740)	(44,580)
Ending balance	(597,781)	(652,221)

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The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Not overdue	5,009,704	5,206,584	2,752,599	4,010,140
Overdue
01 to 60 days	23,474	29,631	212,285	104,195
61 to 90 days	1,327	1,357	3,512	6,045
91 to 120 days	611	469	3,022	398
121 to 180 days	1,235	458	5,126	7,024
181 to 360 days	1,028	3,448	9,654	15,688
More than 360 days	583,109	541,020	626,899	575,647
( - ) Adjustment to present value	(5,472)	(10,026)	(9,889)	(13,316)
( - ) Expected credit losses	(597,781)	(555,712)	(652,221)	(605,940)
	5,017,235	5,217,229	2,950,987	4,099,881

7.	INVENTORIES

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Finished goods	3,197,043	2,162,977	4,684,819	3,610,585
Work in progress	223,659	191,110	225,243	192,335
Raw materials	2,097,074	1,920,891	2,203,288	2,046,681
Packaging materials	117,067	88,359	121,915	92,256
Secondary materials	541,526	522,125	553,391	531,801
Supplies	175,068	173,030	263,522	207,033
Imports in transit	106,458	107,829	106,458	107,829
Other	137,865	75,508	170,696	94,816
(-) Adjustment to present value	(90,183)	(80,568)	(90,192)	(80,577)
	6,505,577	5,161,261	8,239,140	6,802,759

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				03.31.21
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(23,957)	(23,579)	(7,715)	(55,251)
Additions	(34,779)	(20,596)	(1,857)	(57,232)
Reversals	39,527	-	-	39,527
Write-offs	-	18,291	1,106	19,397
Ending balance	(19,209)	(25,884)	(8,466)	(53,559)

	Consolidated
				03.31.21
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(31,155)	(29,831)	(14,719)	(75,705)
Additions	(42,892)	(23,929)	(2,267)	(69,088)
Reversals	48,408	-	-	48,408
Write-offs	-	23,142	1,605	24,747
Business combination	-	(42)	-	(42)
Exchange rate variation	156	1	22	179
Ending balance	(25,483)	(30,659)	(15,359)	(71,501)

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8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							03.31.21
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	783,706	1,260,582	2,044,288	405,030	425,252	324,444	1,154,726
Additions/Transfer	3,239,653	2,182,377	5,422,030	24,289	105,986	10,524	140,799
Changes in fair value (1)	533,511	137,638	671,149	25,275	(55,622)	-	(30,347)
Harvest	-	-	-	-	-	(10,222)	(10,222)
Write-off	-	-	-	-	-	(88)	(88)
Transfer between current and non-current	24,774	28,707	53,481	(24,774)	(28,707)	-	(53,481)
Transfer to inventories	(3,777,382)	(2,207,559)	(5,984,941)	-	-	-	-
Ending balance	804,262	1,401,745	2,206,007	429,820	446,909	324,658	1,201,387

	Consolidated
							03.31.21
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	868,428	1,260,582	2,129,010	472,053	425,252	324,444	1,221,749
Additions/Transfer	3,243,851	2,182,378	5,426,229	24,646	105,986	10,524	141,156
Changes in fair value (1)	541,293	137,638	678,931	30,264	(55,622)	-	(25,358)
Harvest	-	-	-	-	-	(10,222)	(10,222)
Write-off	-	-	-	-	-	(88)	(88)
Transfer between current and non-current	24,774	28,707	53,481	(24,774)	(28,707)	-	(53,481)
Transfer to inventories	(3,777,383)	(2,207,560)	(5,984,943)	-	-	-	-
Exchange variation	(1,604)	-	(1,604)	(767)	-	-	(767)
Ending balance	899,359	1,401,745	2,301,104	501,422	446,909	324,658	1,272,989

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$215,508 in the parent company and R$238,196 in the consolidated.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	39

The estimated balances and quantities of live animals are set forth below:

	Parent company
	03.31.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	165,360	804,262	178,143	783,706
Immature pork	4,194	1,401,745	4,204	1,260,582
Total current	169,554	2,206,007	182,347	2,044,288

Production biological assets
Immature poultry	6,210	158,841	6,243	152,632
Mature poultry	10,092	270,979	10,207	252,398
Immature pork	200	98,591	203	93,466
Mature pork	454	348,318	457	331,786
Total non-current	16,956	876,729	17,110	830,282
	186,510	3,082,736	199,457	2,874,570

	Consolidated
	03.31.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	184,892	899,359	199,877	868,428
Immature pork	4,194	1,401,745	4,204	1,260,582
Total current	189,086	2,301,104	204,081	2,129,010

Production biological assets
Immature poultry	7,142	190,751	7,320	188,967
Mature poultry	11,715	310,671	11,395	283,086
Immature pork	200	98,591	203	93,466
Mature pork	454	348,318	457	331,786
Total non-current	19,511	948,331	19,375	897,305
	208,597	3,249,435	223,456	3,026,315

The Company has forests pledged as collateral for financing and tax/civil contingencies on March 31, 2021 in the amount of R$76,376 in the parent company and in the consolidated (R$68,381 in the parent company and in the consolidated at December 31, 2020).

9.	RECOVERABLE TAXES

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	40

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	03.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,483,612	98,584	(19,311)	(36,561)	59	1,526,383
(-) Impairment		(154,721)	(7,443)	13,996	8,142	-	(140,026)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,167,001	259,851	(235,388)	-	6,356	3,197,820
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,524	879	(460)	-	25,423	834,366
(-) Impairment		(1,984)	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,824	5,001	(68,128)	-	756	279,453
(-) Impairment		(102)	-	-	-	-	(102)
Other taxes
Other recoverable taxes		52,115	21,786	-	-	-	73,901
(-) Impairment		(1,484)	-	-	-	-	(1,484)
		5,680,557	378,658	(309,291)	(28,419)	32,594	5,754,099

Current		812,338					775,803
Non-current		4,868,219					4,978,296

	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	03.31.21
Income taxes	9.4
Recoverable income taxes		91,996	5,472	-	-	42	97,510
(-) Impairment		(8,985)	-	-	-	-	(8,985)
		83,011	5,472	-	-	42	88,525

Current		28,888					34,247
Non-current		54,123					54,278

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets, when sales of credits are made to third parties.
		Consolidated
	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	Exchange variation	03.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,568,975	111,300	(29,287)	(36,561)	60	4,678	1,619,165
(-) Impairment		(154,721)	(7,443)	13,996	8,143	-	-	(140,025)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,168,099	259,962	(235,415)	-	6,356	-	3,199,002
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,528	879	(460)	-	25,422	-	834,369
(-) Impairment		(1,984)	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	5,001	(68,128)	-	756	-	279,454
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		52,889	21,786	(1)	-	-	1	74,675
(-) Impairment		(1,963)	-	-	-	-	(1)	(1,964)
		5,767,318	391,485	(319,295)	(28,418)	32,594	4,678	5,848,362

Current		899,120						870,058
Non-current		4,868,198						4,978,304

	Note	12.31.20	Additions	Compensations / Reversals	Transfers (1)	Restatement	Exchange variation	03.31.21
Income taxes	9.4
Recoverable income taxes		107,728	34,482	(1,411)	-	41	1,193	142,033
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
		98,699	34,482	(1,411)	-	41	1,193	133,004

Current		43,840						77,963
Non-current		54,859						55,041

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets, when sales of credits are made to third parties.

9.1.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	41

On December 7, 2020 the Company received an unappealable judicial decision to a process filled by Batávia S.A. (subsidiary incorporated by BRF S.A.) granting the Company the right to exclude ICMS from the PIS and COFINS calculation basis. Throughout the first quarter of 2021, the Company, supported by its consultants, obtained the fiscal files for the period and reconciled them with the accessory obligations, measuring the credits reliably through the ICMS presented in the invoices. Thus, the amount of R$75,043 was recognized under Recoverable PIS and COFINS, being R$29,887 of principal recorded in Other Operating Income and R$45,156 of interests recorded in Financial Income.

As of March 31, 2021, the updated balance of the processes related do the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,840,464 (R$2,818,391 as of December 31, 2020). In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expected below:

PIS and COFINS
Current	482,258
Non-current	2,358,206
April to december 2022	246,000
2023	537,000
2024	672,000
2025	377,847
2026	525,359
2,840,464

9.2.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on March 31, 2021 is R$886,242 (R$860,820 on December 31, 2020), of which R$830,423 (R$805,001 on December 31, 2020) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Current Assets, in the amount of R$43,428 (R$40,370 on December 31, 2020) and as Other Non-Current Assets, in the amount of R$12,391 (R$15,449 on December 31, 2020).

In the study prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Current	43,428
Non-current	842,814
April to december 2022	12,391
2025	609,522
2026	220,901
886,242

9.3.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other tax credits to offset other federal taxes payable such as INSS and withholding Income Tax in the amount of R$303,976 in the three-month period ended March 31, 2021 in the parent company and consolidated (R$175,857 in the parent company and consolidated in the same period of previous year), preserving its liquidity and optimizing its capital structure.

10.	DEFERRED INCOME TAXES
10.1.	Composition

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	42

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Assets
Tax losses carryforward	2,052,840	2,052,843	2,061,741	2,060,846
Negative calculation basis (social contribution)	769,405	769,402	772,609	772,283

Temporary differences - Assets
Provisions for tax, civil and labor risks	427,007	458,019	427,007	458,019
Suspended collection taxes	1,875	1,871	1,875	1,871
Expected credit losses	189,757	194,969	189,762	194,977
Impairment on tax credits	60,137	67,900	60,137	67,900
Provision for other obligations	108,523	115,959	108,523	115,959
Employees' profit sharing	13,614	86,752	13,614	86,752
Write-down to net realizable value of inventories	18,210	19,184	18,253	19,189
Employees' benefits plan	219,904	216,510	219,904	216,510
Lease basis difference	95,329	86,308	95,329	86,308
Unrealized losses on derivatives, net	21,116	-	21,116	-
Adjustment to estimated annual effective tax rate - CPC 21	160,999	-	160,999	-
Other temporary differences	14,689	10,632	38,232	40,028
	4,153,405	4,080,349	4,189,101	4,120,642

Temporary differences - Liabilities
Difference on tax x accounting basis for goodwill amortization	(321,014)	(320,729)	(321,014)	(320,729)
Difference on tax x accounting basis for depreciation (useful life)	(861,232)	(851,436)	(861,232)	(851,436)
Business combination (1)	(770,122)	(740,385)	(792,560)	(761,429)
Unrealized gains on derivatives, net	-	(42,493)	-	(42,493)
Unrealized fair value gains, net	(26,372)	(39,269)	(26,372)	(39,269)
Other temporary differences	(20,706)	(17,268)	(37,748)	(22,749)
	(1,999,446)	(2,011,580)	(2,038,926)	(2,038,105)

Total deferred taxes	2,153,959	2,068,769	2,150,175	2,082,537

Total Assets	2,153,959	2,068,769	2,189,659	2,109,064
Total Liabilities	-	-	(39,484)	(26,527)
	2,153,959	2,068,769	2,150,175	2,082,537

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	03.31.21	03.31.21
Beginning balance	2,068,769	2,082,537
Deferred taxes on profit recognized in income	38,275	(2,810)
Deferred income taxes recognized in other comprehensive income	46,915	46,915
Other (1)	-	23,533
Ending balance	2,153,959	2,150,175

(1)	Mainly related to the foreign exchange variation effect on the balances in foreign companies.

10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	43

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

	Parent company	Consolidated
2021	55,306	55,306
2022	140,612	140,612
2023	230,254	231,408
2024	288,074	291,677
2025	329,733	335,681
2026 to 2028	1,035,323	1,035,323
2029 onwards	742,943	744,343
	2,822,245	2,834,350

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$5,089,996 on March 31, 2021 (R$4,589,674 on December 31, 2020). Within this amount, R$2,822,245 (R$2,822,245 on December 31, 2020) are recognized as an asset, according to the recoverability expectation above. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.	Effective income tax rate reconciliation
	Parent company		Consolidated
	03.31.21	03.31.20	03.31.21	03.31.20

Income (loss) before taxes	(13,833)	(96,385)	25,271	(51,790)
Nominal tax rate	34%	34%	34%	34%
Expense at nominal rate	4,703	32,771	(8,592)	17,609
Adjustments to income taxes
Income from associates and joint ventures	332,087	1,355,666	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	63,756	563,394
Difference of functional currency of foreign subsidiaries	-	-	240,543	770,679
Deferred tax assets not recognized (1)	(500,322)	(1,332,416)	(500,322)	(1,332,416)
Share-based payment	(5,627)	(784)	(5,627)	(784)
Penalties	(2,312)	(4,064)	(2,312)	(4,064)
Investment grant	23,346	10,534	23,346	10,534
Adjustment to estimated annual effective tax rate – CPC 21 / IAS 34	160,999	(4,640)	160,999	(4,640)
Other permanent differences	25,401	(6,603)	25,399	(6,754)
	38,275	50,464	(2,810)	13,558

Effective rate	276.7%	52.4%	11.1%	26.2%

Current tax	-	-	(31,892)	(16,349)
Deferred tax	38,275	50,464	29,082	29,907

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the amount of R$1,471,535 in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	44

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				03.31.21
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	248,990	269,747	34,539	553,276
Additions	-	23,577	2,464	26,041
Release in favor of the Company	(717)	(8,859)	(114)	(9,690)
Release in favor of the counterparty	(16)	(22,604)	(34)	(22,654)
Interest	83	7,672	802	8,557
Ending balance	248,340	269,533	37,657	555,530

	Consolidated
				03.31.21
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	248,990	269,812	34,539	553,341
Additions	-	23,577	2,464	26,041
Release in favor of the Company	(717)	(8,859)	(114)	(9,690)
Release in favor of the counterparty	(16)	(22,604)	(34)	(22,654)
Interest	83	7,669	802	8,554
Exchange rate variation	-	2	-	2
Ending balance	248,340	269,597	37,657	555,594

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	45

12.	INVESTMENTS

The rollforward of the direct investments in subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries													Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	Total
																03.31.21
a) Participation as of March 31, 2021
% of participation	100.00%	100.00%	99.99%	100.00%	100.00%	99.99%	43.10%	10.00%	100.00%	100.00%	60.00%	0.01%	100.00%	33.33%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	18,741,856	100	5,463,850	594,576,682	150,000	900,000	2,352,881,073	3,027,987,368	10,000	14,249,459	-	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	18,741,856	100	5,463,849	256,253,695	15,000	900,000	2,352,881,073	1,816,792,421	1	14,249,459	-	-
														-
b) Information as of March 31, 2021
Share capital	1,311	6,523	1,765	32,664	120	5,564	338,054	3	6	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	511	12,231,138	(57)	11,952	290,421	5,405	3,567	1,898	6	93,880	(49,882)	12,929	2,312	-	-
Income (loss) for the year	(8)	188,959	(107)	(2,447)	93,943	3	950	131	(610)	864	(3,266)	(791)	5	-	-

c) Movements of investments
Beginning balance (12.31.20)	518	11,455,186	51	14,412	314,811	5,402	1,130	154	29,557	89,924	-	-	2,307	2,591	5,699	11,921,742
Result Movements
Income (loss)	(8)	880,259	(98)	(2,460)	98,331	3	514	13	2,830	432	(3,095)	-	5	-	-	976,726
Capital movements
Capital increase (reduction)	-	-	-	-	-	-	-	-	(30,998)	-	-	-	-	58	208	(30,732)
Goodwill on acquisition of non-controlling interests	-	-	-	-	(79,673)	-	-	-	-	-	-	-	-	-	-	(79,673)
Other
Other comprehensive income	-	(104,305)	(9)	-	(43,048)	-	(107)	23	(1,384)	3,524	(2,237)	-	-	-	-	(147,543)
Constitution (reversal) of provision for loss	-	-	56	-	-	-	-	-	-	-	5,332	-	-	-	-	5,388
Ending balance (03.31.21)	510	12,231,140	-	11,952	290,421	5,405	1,537	190	5	93,880	-	-	2,312	2,649	5,907	12,645,908

The Company owns other investments in the amount of R$583 in the parent company and in the consolidated (R$583 in the parent company and in the consolidated as of December 31, 2020).

On March 31, 2021, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	46

13.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers (2)	03.31.21
Cost
Land		560,856	1,472	(975)	8,090	569,443
Buildings, facilities and improvements		9,772,665	44,760	(26,226)	40,850	9,832,049
Machinery and equipment		7,864,533	5,143	(14,272)	83,769	7,939,173
Furniture and fixtures		106,031	272	(352)	1,431	107,382
Vehicles		209,770	845	(2,251)	202	208,566
Construction in progress		595,353	203,612	-	(131,767)	667,198
Advances to suppliers		923	4,765	-	(1)	5,687
		19,110,131	260,869	(44,076)	2,574	19,329,498

Depreciation
Land (3)	20.97%	(12,648)	(1,789)	321	-	(14,116)
Buildings, facilities and improvements	9.50%	(3,683,103)	(143,680)	14,021	-	(3,812,762)
Machinery and equipment	6.68%	(4,127,347)	(121,929)	16,052	-	(4,233,224)
Furniture and fixtures	6.67%	(54,722)	(1,181)	219	-	(55,684)
Vehicles	27.19%	(63,753)	(14,042)	1,301	-	(76,494)
		(7,941,573)	(282,621)	31,914	-	(8,192,280)
		11,168,558	(21,752)	(12,162)	2,574	11,137,218
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$5,517 for intangible assets and R$8,091 from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$1,084 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	47

	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (2)	Transfers (3)	Exchange rate variation	03.31.21
Cost
Land		608,389	1,532	(1,505)	-	8,090	(149)	616,357
Buildings, facilities and improvements		10,444,526	110,538	(33,679)	17,343	40,867	59,542	10,639,137
Machinery and equipment		8,395,520	6,761	(15,711)	30,725	89,234	30,006	8,536,535
Furniture and fixtures		157,085	303	(521)	411	1,546	1,484	160,308
Vehicles		346,218	12,637	(9,951)	111	202	6,769	355,986
Construction in progress		608,255	223,966	-	-	(136,922)	(382)	694,917
Advances to suppliers		12,748	10,540	-	-	(443)	97	22,942
		20,572,741	366,277	(61,367)	48,590	2,574	97,367	21,026,182

Depreciation
Land (4)	15.34%	(13,800)	(1,889)	1,566	-	-	7	(14,116)
Buildings, facilities and improvements	9.29%	(3,851,225)	(74,024)	24,059	(4,573)	-	(15,019)	(3,920,782)
Machinery and equipment	6.67%	(4,304,007)	(235,999)	9,977	(13,519)	-	(9,693)	(4,553,241)
Furniture and fixtures	6.67%	(79,924)	(2,881)	332	(259)	-	(842)	(83,574)
Vehicles	24.62%	(108,205)	(24,712)	11,421	(111)	-	(3,684)	(125,291)
		(8,357,161)	(339,505)	47,355	(18,462)	-	(29,231)	(8,697,004)
		12,215,580	26,772	(14,012)	30,128	2,574	68,136	12,329,178

(1)	Weighted average annual rate.
(2)	Acquisition of Joody Al Sharqiya Food Production Factory (note 1.2).
(3)	Refers to the transfer of R$5,517 for intangible assets and R$8,091 from held for sale.
(4)	Land depreciation refers to right-of-use assets. The amount of R$1,084 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	48

The amount of capitalized borrowing costs during the three-month period ended on March 31, 2021 was of R$10,183 in the parent company and in the consolidated (R$4,058 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.50% p.a. in the parent company and in the consolidated (6.60% p.a. in the parent company and in the consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Parent company and Consolidated
	Type of collateral	03.31.21	12.31.20
Land	Financial/Tax	171,606	223,918
Buildings, facilities and improvements	Financial/Tax	1,252,066	1,491,531
Machinery and equipment	Financial/Labor/Tax/Civil	1,309,474	1,470,295
Furniture and fixtures	Financial/Tax	15,154	15,700
Vehicles	Financial/Tax	192	294
		2,748,492	3,201,738

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	03.31.21
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,764	-	(3,080)	-	68,684
Outgrowers relationship		5,328	197	-	-	5,525
Patents		6,205	-	-	-	6,205
Software		613,041	5,214	(76)	46,687	664,866
Intangible in progress		45,918	40,660	-	(41,170)	45,408
		3,678,796	46,071	(3,156)	5,517	3,727,228

Amortization
Non-compete agreement	36.27%	(69,089)	(853)	3,080	-	(66,862)
Outgrowers relationship	14.71%	(4,695)	(165)	-	-	(4,860)
Patents	10.00%	(5,997)	(6)	-	-	(6,003)
Software	41.05%	(412,539)	(60,542)	66	-	(473,015)
		(492,320)	(61,566)	3,146	-	(550,740)
		3,186,476	(15,495)	(10)	5,517	3,176,488
(1)	Weighted average annual rate.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	49

		Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (2)	Transfers	Exchange rate variation	03.31.21
Cost
Goodwill		2,935,577	-	-	12,376	-	97,354	3,045,307
Trademarks		1,327,738	-	-	-	-	(2,276)	1,325,462
Non-compete agreement		107,162	-	(3,079)	-	-	3,391	107,474
Outgrowers relationship		5,328	197	-	-	-	-	5,525
Patents		6,205	-	-	-	-	-	6,205
Customer relationship		1,067,713	-	-	-	-	69,248	1,136,961
Software		657,255	5,215	(77)	-	46,830	2,532	711,755
Intangible in progress		46,054	41,029	-	-	(41,313)	7	45,777
		6,153,032	46,441	(3,156)	12,376	5,517	170,256	6,384,466

Amortization
Non-compete agreement	23.17%	(97,408)	(2,714)	3,079	-	-	(2,791)	(99,834)
Outgrowers relationship	14.71%	(4,695)	(165)	-	-	-	-	(4,860)
Patents	10.00%	(5,999)	(6)	-	-	-	-	(6,005)
Customer relationship	7.37%	(375,131)	(20,329)	-	-	-	(26,994)	(422,454)
Software	40.51%	(449,697)	(61,589)	67	-	-	(2,263)	(513,482)
		(932,930)	(84,803)	3,146	-	-	(32,048)	(1,046,635)
		5,220,102	(38,362)	(10)	12,376	5,517	138,208	5,337,831

(1)	Weighted average annual rate.
(2)	Acquisition of Joody Al Sharqiya Food Production Factory (note 1.2)

During the three-month period ended on March 31, 2021, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	50

15.	LOANS AND BORROWINGS
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.21
Local currency
Working capital	Fixed	3.25% (3.25% on 12.31.20)	0.3	368,681	-	(25,302)	(398)	2,786	-	345,767
Certificate of agribusiness receivables (3)	IPCA	11.10% (10.21% on 12.31.20)	2.7	821,093	-	-	95	33,275	-	854,463
Export credit facility (4)	CDI / USD	4.31% (3.69% on 12.31.20)	5.0	2,408,697	-	-	(50,217)	26,676	194,725	2,579,881
Debentures	CDI / IPCA	10.23% (8.28% on 12.31.20)	6.7	3,022,005	(50)	-	(61,876)	111,448	-	3,071,527

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	21,155	(37,319)	(166)	152	-	28,638

				6,665,292	21,105	(62,621)	(112,562)	174,337	194,725	6,880,276

Foreign currency
Bonds	Fixed / USD / EUR	4.91% (4.91% on 12.31.20)	13.5	12,252,326	-	-	(267,156)	194,946	1,143,444	13,323,560
Export credit facility	Fixed / LIBOR / USD	3.13% (3.13% on 12.31.20)	1.0	392,636	-	-	-	3,272	37,899	433,807
				12,644,962	-	-	(267,156)	198,218	1,181,343	13,757,367
				19,310,254	21,105	(62,621)	(379,718)	372,555	1,376,068	20,637,643

Current				811,919						838,598
Non-current				18,498,335						19,799,045

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	51

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.21
Local currency
Working capital	Fixed	3.25% (3.25% on 12.31.20)	0.3	368,681	-	(25,302)	(398)	2,786	-	345,767
Certificate of agribusiness receivables (3)	IPCA	11.10% (10.21% on 12.31.20)	2.7	821,093	-	-	95	33,275	-	854,463
Debentures	CDI / IPCA	10.23% (8.28% on 12.31.20)	6.7	3,022,005	(50)	-	(61,876)	111,448	-	3,071,527
Export credit facility (4)	CDI / USD	4.31% (3.69% on 12.31.20)	5.0	2,408,697	-	-	(50,217)	26,676	194,725	2,579,881

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	21,155	(37,319)	(166)	152	-	28,638
				6,665,292	21,105	(62,621)	(112,562)	174,337	194,725	6,880,276

Foreign currency
Bonds	Fixed / USD / EUR	4.81% (4.81% on 12.31.20)	12.1	14,829,993	-	-	(328,822)	226,742	1,394,937	16,122,850
Export credit facility	Fixed / LIBOR / USD	3.13% (3.13% on 12.31.20)	1.0	392,636	-	-	-	3,272	37,899	433,807
Working capital	Fixed / TRY	12.22% (10.98% on 12.31.20)	1.1	516,505	121,859	(27,757)	(14,631)	18,427	(14,162)	600,241

				15,739,134	121,859	(27,757)	(343,453)	248,441	1,418,674	17,156,898
				22,404,426	142,964	(90,378)	(456,015)	422,778	1,613,399	24,037,174

Current				1,059,984						1,135,266
Non-current				21,344,442						22,901,908

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

On March 31, 2021 and on December 31, 2020 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	52

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of March 31, 2021, the credit facilities were available, but unused.

15.2.	Loans and borrowings maturity schedule

The maturity schedule of the loans and borrowings is as follows:

	Parent company	Consolidated
	03.31.21	03.31.21
Current	838,598	1,135,266
Non-current	19,799,045	22,901,908
April to december 2022	1,965,388	2,155,857
2023	2,566,728	2,657,603
2024	1,925,223	1,925,223
2025	658,444	658,444
2026 onwards	12,683,262	15,504,781
	20,637,643	24,037,174
15.3.	Guarantees

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Total loans and borrowings	20,637,643	19,310,254	24,037,174	22,404,426
Mortgage guarantees	28,638	44,816	28,638	44,816
Related to tax incentives and other	28,638	44,816	28,638	44,816

On March 31, 2021, the amount of bank guarantees contracted by the Company was of R$594,387 (R$590,933 as of December 31, 2020) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.96% p.a. (1.95% p.a. as of December 31, 2020).

16.	TRADE ACCOUNTS PAYABLE

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	53

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Domestic suppliers
Third parties	7,911,010	7,596,325	7,934,298	7,611,170
Related parties	21,305	13,100	-	-
	7,932,315	7,609,425	7,934,298	7,611,170

Foreign suppliers
Third parties	789,317	648,960	1,716,206	1,487,206
	789,317	648,960	1,716,206	1,487,206

(-) Adjustment to present value	(88,788)	(88,373)	(88,807)	(88,389)
	8,632,844	8,170,012	9,561,697	9,009,987

Current	8,619,526	8,156,231	9,548,379	8,996,206
Non-current	13,318	13,781	13,318	13,781

Within the trade accounts payable balance as of March 31, 2021, R$2,961,648 in the parent company and R$3,079,398 in the consolidated (R$2,510,757 in the parent company and R$2,576,071 in the consolidated as of December 31, 2020) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	03.31.21	12.31.20
Supply chain finance - Domestic suppliers	1,337,216	1,309,167
Supply chain finance - Foreign suppliers	169,309	165,060
	1,506,525	1,474,227

(-) Adjustment to present value	(17,249)	(21,590)
	1,489,276	1,452,637

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On March 31, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.35% and 0.46% p.m. (0.38% to 0.47% p.m. on December 31, 2020).

On March 31, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.18% and 0.39% p.m. (0.18% to 0.40% p.m. on December 31, 2020).

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	54

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	03.31.21
Cost
Land		45,592	1,470	(975)	46,087
Buildings		2,642,544	44,717	(21,694)	2,665,567
Machinery and equipment		112,195	2,665	-	114,860
Vehicles		201,924	845	(1,470)	201,299
Software		74,582	5,214	(64)	79,732
		3,076,837	54,911	(24,203)	3,107,545

Depreciation
Land	15.35%	(12,376)	(1,770)	320	(13,826)
Buildings	27.82%	(848,016)	(104,568)	11,934	(940,650)
Machinery and equipment	41.55%	(107,089)	(1,718)	-	(108,807)
Vehicles	27.66%	(57,575)	(13,926)	722	(70,779)
Software	42.19%	(33,048)	(7,207)	63	(40,192)
		(1,058,104)	(129,189)	13,039	(1,174,254)
		2,018,733	(74,278)	(11,164)	1,933,291

(1)	Weighted average annual rate.
	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Exchange rate variation	03.31.21
Cost
Land		48,661	1,531	(1,505)	-	48,687
Buildings		2,861,916	110,336	(28,163)	20,290	2,964,379
Machinery and equipment		112,593	2,665	-	38	115,296
Vehicles		344,918	12,621	(9,170)	13,334	361,703
Software		74,582	5,214	(64)	-	79,732
		3,442,670	132,367	(38,902)	33,662	3,569,797

Depreciation
Land	15.34%	(13,526)	(1,870)	816	8	(14,572)
Buildings	26.34%	(914,816)	(133,697)	18,339	(6,854)	(1,037,028)
Machinery and equipment	41.74%	(107,316)	(1,748)	-	(23)	(109,087)
Vehicles	25.26%	(101,495)	(24,562)	8,300	(3,678)	(121,435)
Software	42.22%	(33,048)	(7,207)	64	-	(40,191)
		(1,170,201)	(169,084)	27,519	(10,547)	(1,322,313)
		2,272,469	(36,717)	(11,383)	23,115	2,247,484

(1)	Weighted average annual rate.

18.2.	Lease liabilities

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	55

	Parent company
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	03.31.21
Land	7.0	35,934	1,470	(1,438)	(1,099)	1,099	(673)	35,293
Buildings	6.9	2,033,405	44,717	(111,604)	(21,923)	38,557	(12,949)	1,970,203
Machinery and equipment	2.7	3,591	2,665	(1,181)	(96)	96	-	5,075
Vehicles	2.5	152,554	845	(13,322)	(3,167)	3,167	(861)	139,216
Software	1.7	43,210	5,214	(7,311)	(754)	754	-	41,113

		2,268,694	54,911	(134,856)	(27,039)	43,673	(14,483)	2,190,900

Current		302,946						304,337
Non-current		1,965,748						1,886,563

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	03.31.21
Land	4.8	37,868	1,531	(1,494)	(1,229)	1,229	(708)	(21)	37,176
Buildings	3.2	2,195,407	110,336	(137,047)	(31,575)	48,209	(13,014)	14,295	2,186,611
Machinery and equipment	2.0	3,773	2,665	(1,211)	(99)	99	-	17	5,244
Vehicles	2.0	256,423	12,621	(21,370)	(4,997)	4,997	(983)	8,116	254,807
Software	1.7	43,210	5,214	(7,311)	(754)	754	-	-	41,113
		2,536,681	132,367	(168,433)	(38,654)	55,288	(14,705)	22,407	2,524,951

Current		383,162							414,186
Non-current		2,153,519							2,110,765

(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments are presented below:

	Parent company	Consolidated
	03.31.21	03.31.21
Current	304,337	414,186
Non-current	1,886,563	2,110,765
April to december 2022	323,774	385,668
2023	342,515	396,367
2024	270,993	295,769
2025	196,017	209,274
2026 onwards	753,264	823,687
	2,190,900	2,524,951

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	56

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	03.31.21		12.31.20
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	4.86%	0.43%	5.69%	1.05%
2 years	5.45%	1.29%	5.96%	2.61%
3 years	6.31%	2.14%	6.80%	2.53%
4 years	7.49%	3.34%	8.50%	4.56%
5 years	9.17%	5.18%	8.98%	4.40%
8 years	-	-	10.47%	5.71%
9 years	-	-	10.75%	5.97%
10 years	-	-	11.39%	6.64%
12 years	9.85%	5.55%	-	-
13 years	-	-	11.68%	7.38%
14 years	-	-	11.84%	7.13%
20 years	-	-	13.26%	9.00%

The nominal rates presented above as of March 31, 2021 refer to the incremental borrowing rates used in contracts recognized in the first quarter of 2021 and the rates as of December 31, 2020 refer to the rates used in contracts recognized during the year ended on December 31, 2020.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

Parent Company		Consolidated
	2021	2021
	Jan - Mar	Jan - Mar
Variable payments not included in the lease liabilities	14,453	84,627
Expenses related to short-term leases	13,676	52,516
Expenses related to low-value assets	585	659
	28,714	137,802

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	57

19.	SHARE-BASED PAYMENT

The rules of stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2020 (note 19).

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	04.30.21	8,724,733	1,275,000	9.21	56.00	71.99
05.31.16	05.31.17	05.31.21	3,351,220	1,145,330	10.97	46.68	59.56
			12,075,953	2,420,330

(1)	Amounts expressed in Brazilian Reais.

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	867,956	21.44
07.01.19	07.01.22	1,815,649	1,058,704	30.61
09.16.19	10.01.22	68,605	45,736	30.61
06.01.20	06.01.23	3,571,736	3,422,956	21.28
		7,767,384	5,395,352
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the three-month period ended on March 31, 2021, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2020	7,873,348
Forfeiture (1) :
Restricted stocks – grant of June, 2020	(36,691)
Restricted stocks - grant of July, 2019	(12,811)
Restricted stocks - grant of October, 2018	(8,164)
Outstanding options/stocks as of March 31, 2021	7,815,682

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The weighted average exercise price of the outstanding options conditioned to services is R$66.11 (sixty six Brazilian Reais and eleven cents) (R$63.92 as of December 31, 2020), and the weighted average remaining vesting term is 2 months (5 months as of December 31, 2020).

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$222,580 (R$223,191 as of December 31, 2020) and in the amount of R$33,905 in the non-current liabilities (R$21,521 as of December 31, 2020). In the statement of income for the three-month period ended on March 31, 2021 the amount recognized as expense was R$20,309 (R$2,682 in the same period of the previous year).

20.	EMPLOYEES BENEFITS PLANS

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	58

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2020 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.21	12.31.20	03.31.21	12.31.20
Medical assistance	189,296	185,802	189,296	185,802
F.G.T.S. Penalty (1)	286,157	282,229	286,157	282,229
Award for length of service	110,572	108,908	110,572	108,908
Other	60,753	59,854	214,501	199,616
	646,778	636,793	800,526	776,555

Current	114,938	114,938	125,967	125,230
Non-current	531,840	521,855	674,559	651,325

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2021, according to an appraisal report prepared in 2020 by an actuarial expert and recorded in the statement of income for the three-month period ended on March 31, 2021 against other comprehensive income a gain of R$3,900 in the parent company and R$3,854 in consolidated, net of taxes (R$6,388 in the parent company and R$6,341 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of this interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1.	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					03.31.21
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	427,166	631,025	342,707	297,097	1,697,995
Additions	28,621	64,844	6,984	-	100,449
Reversals	(22,555)	(46,530)	(6,469)	(13,491)	(89,045)
Payments	(104,870)	(61,540)	(3,360)	-	(169,770)
Interest	10,671	28,355	10,097	-	49,123
Ending balance	339,033	616,154	349,959	283,606	1,588,752

Current					786,136
Non-current					802,616

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	59

	Consolidated
					03.31.21
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	427,302	634,706	343,530	297,182	1,702,720
Additions	28,621	65,227	7,057	-	100,905
Reversals	(22,555)	(46,710)	(6,470)	(13,491)	(89,226)
Payments	(104,870)	(61,540)	(3,360)	-	(169,770)
Interest	10,672	28,356	10,097	-	49,125
Exchange rate variation	-	(34)	(11)	-	(45)
Ending balance	339,170	620,005	350,843	283,691	1,593,709

Current					790,817
Non-current					802,892

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed in the 2020 financial statements and on March 31, 2021 had balances of, R$1,569,471 (R$1,523,987 on December 31, 2020) for civil risks, R$243,235 (R$197,097 on December 31, 2019) for labor risks and R$12,709,721 (R$12,536,528 on December 31, 2020) for tax risks, for which only those resulting from the business combination with Sadia have a provision, recorded at the fair value estimated on the date of the business combination, in the amount of R$283,691 (R$297,182 as of December 31, 2020).

22.	EQUITY
22.1.	Capital stock

On March 31, 2021, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

22.1.1.	Breakdown of capital stock by nature
Parent company
	03.31.21	12.31.20
Common shares	812,473,246	812,473,246
Treasury shares	(4,766,084)	(4,766,084)
Outstanding shares	807,707,162	807,707,162

22.1.2.	Rollforward of outstanding shares

On March 31, 2021, the quantity of outstanding of shares was 807,707,162 and there was no change in the three-month period ended on March 31, 2021.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	60

22.2.	Capital reserves and Other equity transactions

The balances of Capital reserves and Other equity transactions were restated for better presentation of the transactions within each line item. In the current presentation, Capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”).

Parent company and Consolidated
	03.31.21	12.31.20
Capital reserves	141,834	141,834
Other equity transactions	(71,558)	246
Share-based payments	222,580	214,711
Acquisition of non-controlling entities	(293,918)	(214,245)
Capital transactions with controlling entities	(220)	(220)
	70,276	142,080

22.3.	Treasury shares

The Company has 4,766,084 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and corresponding market value of R$120,201. There was no change in the three-month period ended on March 31, 2021.

23.	EARNINGS (LOSS) PER SHARE
	2021	2020
	Jan - Mar	Jan - Mar
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	24,442	(45,921)
Basic denominator
Common shares	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,707,162	811,759,800
Net earnings (loss) per share basic - R$	0.03	(0.06)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	24,442	(45,921)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,707,162	811,759,800
Number of potential shares (1)	1,336,213	-
Weighted average number of outstanding shares - diluted	809,043,375	811,759,800
Net earnings (loss) per share diluted - R$	0.03	(0.06)

(1)	Comprised of the restricted stocks under the share-based payment plans for which the payment is made in equity instruments.

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations, as disclosed in the financial statements for the year ended on December 31, 2020.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	61

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5, 6 and 24.

On March 31, 2021, the Company held financial investments over R$100,000 at the following financial institutions: ABN AMRO, Banco Bradesco, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Citibank, HSBC, J.P. Morgan Chase Bank e Standard Chartered Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, ING Bank, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank e XP.

24.3.	Capital management and liquidity risk

As a guideline, the gross debt must be concentrated at long-term. On March 31, 2021, the long-term consolidated gross debt represented 92.69% (93.66% as of December 31, 2020) of the total gross indebtedness, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	03.31.21			12.31.20
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(719,981)	(16,436,917)	(17,156,898)	(15,739,134)
Local currency loans and borrowings	(415,285)	(6,464,991)	(6,880,276)	(6,665,292)
Derivative financial liabilities	(671,224)	(6,921)	(678,145)	(385,696)
Gross debt	(1,806,490)	(22,908,829)	(24,715,319)	(22,790,122)

Marketable securities and cash and cash equivalents	8,981,097	223,060	9,204,157	8,235,360
Derivative financial assets	166,894	1,885	168,779	377,990
Restricted cash	1	24,064	24,065	24,358
Net debt			(15,318,318)	(14,152,414)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.21
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	20,637,643	34,245,911	1,614,868	2,712,120	3,765,098	2,813,734	1,471,680	21,868,411
Trade accounts payable	8,632,844	8,721,632	8,708,314	5,063	5,410	2,845	-	-
Supply chain finance	1,489,276	1,506,525	1,506,525	-	-	-	-	-
Lease liabilities	2,190,900	2,818,231	325,184	363,578	410,969	347,426	268,518	1,102,556
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives	131,484	131,484	128,871	2,613	-	-	-	-
Commodities derivatives	386,500	386,500	383,289	3,211	-	-	-	-
Interest rate derivatives	1,098	1,098	-	-	-	-	-	1,098
Financial instruments not designated as cash flow hedge
Currency derivatives	156,907	156,907	156,907	-	-	-	-	-

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	62

	Consolidated
	03.31.21
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2022	2023	2024	2025	2026 onwards
Non derivative financial liabilities
Loans and borrowings	24,037,174	38,358,275	2,022,377	2,973,154	3,993,145	2,937,472	1,595,418	24,836,709
Trade accounts payable	9,561,697	9,650,504	9,637,186	5,063	5,410	2,845	-	-
Supply chain finance	1,489,276	1,506,525	1,506,525	-	-	-	-	-
Lease liabilities	2,524,951	3,222,726	442,558	433,081	475,584	379,190	286,678	1,205,635
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives	131,484	131,484	128,871	2,613	-	-	-	-
Commodities derivatives	386,500	386,500	383,289	3,211	-	-	-	-
Interest rate derivatives	1,098	1,098	-	-	-	-	-	1,098
Financial instruments not designated as cash flow hedge
Currency derivatives	159,063	159,063	159,063	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly influenced by factors unrelated to its best interests, or substantially modified outside the normal course of business.

24.4.	Market risk management
24.4.1.	Interest rate risk

The indebtedness is essentially linked to the fixed coupon (R$, USD, EUR e TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments used to hedge the exposure to interest rates as of March 31, 2021 are shown in the table below:

03.31.21
Fair value hedge - Derivative instruments	Maturity	Asset	Liability	Notional		Fair value (R$)
Parent company and Consolidated
Interest rate swap	3rd Qtr. 2027	IPCA + 5.30% p.a	CDI + 2.24% p.a.	350,000	BRL	787
						787

03.31.21
Derivative instruments not designated	Maturity	Asset	Liability	Notional		Fair value (R$)
Parent company and Consolidated
Interest rate swap	2nd Qtr. 2021	USD + 2.80% p.a.	CDI + 2.27% p.a.	49,900	USD	9,819
						9,819

24.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.	Statement of financial position exposure

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	63

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.21	12.31.20
Cash and cash equivalents	4,326,277	2,855,979
Trade accounts receivable	6,206,009	5,765,753
Trade accounts payable	(1,057,527)	(859,790)
Loans and borrowings	(16,239,761)	(14,947,793)
Other assets and liabilities, net	167,496	225,694
Exposure of assets and liabilities in foreign currencies	(6,597,506)	(6,960,157)
Derivative financial instruments (hedge)	6,461,556	6,849,947
Exposure in result, net	(135,950)	(110,210)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	03.31.21	12.31.20
Argentinian Peso (ARS)	(6,387)	(5,310)
Angolan kwanza (AOA)	264,153	-
Euros (EUR)	58,151	104,539
Pound Sterling (GBP)	10,525	9,394
Yen (JPY)	(48,292)	29,976
Rubles (RUB)	2,156	(1,261)
Turkish Liras (TRY)	72,535	178,906
U.S. Dollars (USD)	(488,791)	(426,454)
Total	(135,950)	(110,210)

The Company has exposure to other different currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on March 31, 2021 are not designated as hedge accounting and are set forth below:

03.31.21
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	2nd Qtr. 2021	EUR	265,000	6.8773	(58,239)
Non-deliverable forward	USD	BRL	2nd Qtr. 2021	USD	390,000	5.7562	(33,828)
Futures - B3	USD	BRL	2nd Qtr. 2021	USD	383,000	5.6432	(44,520)
							(136,587)

Subsidiaries
Non-deliverable forward	EUR	JPY	2nd Qtr. 2021	EUR	19,315	129.4321	515
Non-deliverable forward	USD	EUR	2nd Qtr. 2021	EUR	86,000	1.1817	3,689
Non-deliverable forward	EUR	RUB	2nd Qtr. 2021	EUR	20,700	91.7874	(2,156)
Total Consolidated							(134,539)

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	64

ii.	Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on March 31, 2021 are set forth below:

03.31.21
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2021	USD	310,000	5.5677	(28,930)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2021	USD	12,000	5.7953	1,467
Collar	USD Exports	BRL	USD	2nd Qtr. 2021	USD	55,000	5.4969	(7,435)
Collar	USD Exports	BRL	USD	3rd Qtr. 2021	USD	56,000	5.7065	(186)
Collar	USD Exports	BRL	USD	4th Qtr. 2021	USD	39,000	5.5786	(5,711)
Collar	USD Exports	BRL	USD	1st Qtr. 2022	USD	10,000	5.9406	610
								(40,185)

03.31.21
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Bond BRF SA BRFSBZ 5 7/8 (2)	USD Exports	USD	2nd Qtr. 2022	USD	70,928	2.0213	(445,024)
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	(548,790)

							(993,814)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408, USD9,350 at the rate of 4.1827, USD27,190 at the rate of 5.1889 e USD11,194 at the rate of 5.5714. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.
iii.	Investments exposure

The Company holds investments abroad in functional currencies different than the Brazilian Real, which generate currency exposure that affects directly the Company’s Equity, in Other Comprehensive Income.

The non-derivative financial instruments designated as net investment hedge instruments on March 31, 2021 are set forth below:

03.31.21
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(146,871)
Bond - BRF SA BRFSBZ 4.35	BRF Al Yasra Food	USD	3rd Qtr. 2026	USD	108,757	3.7649	(196,337)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(126,227)
							(469,435)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	65

24.4.3.	Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on March 31, 2021 are set forth below:

03.31.21
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	5,998	ton	417.20	1,744
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2021	105,000	ton	382.42	39,809
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	29,998	ton	405.51	5,431
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2022	9,999	ton	406.37	955
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	29,072	ton	442.18	3,140
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2021	10,000	ton	439.38	940
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2021	4,990	ton	396.28	915
Call - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2021	8,000	ton	518.09	40
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2021	5,000	ton	463.82	397
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2021	10,000	ton	447.32	790
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2021	3,000	ton	856.57	4,484
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	5,999	ton	738.35	10,481
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	2,000	ton	858.81	1,777
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2021	7,899	ton	937.59	6,514
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2021	8,994	ton	861.86	7,608
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2021	2,994	ton	794.77	2,995
							88,020

03.31.21
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2021	33,998	ton	410.92	(22,202)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2021	19,999	ton	383.18	(14,321)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2021	549,829	ton	148.13	(211,079)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2021	223,335	ton	142.81	(66,672)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2021	185,467	ton	148.13	(42,038)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	31,011	ton	174.37	(15,022)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2022	21,190	ton	182.17	(1,410)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	19,559	ton	164.78	(1,800)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	107,163	ton	1,003.56	(3,685)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2021	16,470	ton	1,086.00	(538)
Collar - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2021	9,990	ton	1,061.99	(3,273)
							(382,040)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
03.31.21
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities		Maturity	Notional		Exercise rate	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2021	USD	95,416	5.2988	(34,633)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2021	USD	39,558	5.5305	(6,356)
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2021	USD	27,474	5.4961	(6,880)
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2022	USD	5,407	5.6788	(746)
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2022	USD	3,860	5.5031	(1,576)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2022	USD	3,223	5.6635	(1,037)
									(51,228)

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	66

24.5.	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the income for the period, in Other Comprehensive Income and in the financial position are set forth below:

Income for the period							Consolidated
03.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				10,666,702	-	-	10,666,702
Derivatives result		Operating Results	Cash flow	(74,725)	-	-	(74,725)
Net Revenue	26			10,591,977	-	-	10,591,977

Cost of Sales				-	(8,280,015)	-	(8,280,015)
Derivatives result		Operating Results	Cash flow / Fair value	-	(117,002)	-	(117,002)
Cost of Sales				-	(8,397,017)	-	(8,397,017)

Interests on loans and borrowings				-	-	(425,120)	(425,120)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	787	787
Foreign Exchange variation on assets and liabilities				(592,385)	-	-	(592,385)
Foreign Exchange Derivatives result		Financial Position	Not designated	492,720	-	-	492,720
Effects on Financial Result	28			(99,665)	-	(424,333)	(523,998)

Other Comprehensive Income							Consolidated
03.31.21		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(82,479)	48,421	-	(34,058)
Non-derivative Instruments – non-current		Operating Results	Cash flow	(110,596)	-	-	(110,596)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(124,761)	-	-	(124,761)
Other Comprehensive Income (1)				(317,836)	48,421	-	(269,415)

(1)	All effects are shown gross of taxes.
Statement of financial position							Consolidated
03.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(91,413)	(294,020)	787	(384,646)
Not designated derivatives		Financial Position	Not designated	(124,720)	-	-	(124,720)
Asset / (Liability) net				(216,133)	(294,020)	787	(509,366)

Derivative Instruments - current (2)		Operating Results	Cash flow	(34,537)	219,727	-	185,190
Non-derivative instruments – non-current		Operating Results	Cash flow	(993,814)	-	-	(993,814)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(469,435)	-	-	(469,435)
Other Comprehensive Income (1)				(1,497,786)	219,727	-	(1,278,059)

Derivatives result		Operating Results	Cash flow / Fair value	-	657,863	-	657,863
Inventories	7			-	657,863	-	657,863

(1)	All effects are shown gross of taxes.
(2)	Includes R$(1,033) related to the time value of the foreign exchange option contracts, and R$20,751 related to the time value of the commodity options contracts.
Statement of financial position							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	95,558	(144,057)	-	(48,499)
Not designated derivatives		Financial Position	Not designated	55,442	-	(14,649)	40,793
Asset / (Liability) net				151,000	(144,057)	(14,649)	(7,706)

Derivative Instruments - current		Operating Results	Cash flow	47,942	171,306	-	219,248
Non-derivative instruments – non-current		Operating Results	Cash flow	(883,218)	-	-	(883,218)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(344,674)	-	-	(344,674)
Other Comprehensive Income				(1,179,950)	171,306	-	(1,008,644)

Derivatives result		Operating Results	Cash flow / Fair value	-	442,398	-	442,398
Inventories	7			-	442,398	-	442,398

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	67

In the statement of cash flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is recorded. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	03.31.21	12.31.20	03.31.21	12.31.20
Asset
Designated as hedge accounting
Currency derivatives	40,071	177,208	40,071	177,208
Commodities derivatives	92,480	125,304	92,480	125,304
Interest rate derivatives	1,885	-	1,885	-
Not designated as hedge accounting
Currency derivatives	30,139	59,037	34,343	75,478
	164,575	361,549	168,779	377,990

Current assets	162,690	361,315	166,894	377,756
Non-current assets	1,885	234	1,885	234

Liabilities
Designated as hedge accounting
Currency derivatives	(131,484)	(81,650)	(131,484)	(81,650)
Commodities derivatives	(386,500)	(269,361)	(386,500)	(269,361)
Interest rate derivatives	(1,098)	-	(1,098)	-
Not designated as hedge accounting
Currency derivatives	(156,907)	(13,610)	(159,063)	(20,036)
Interest rate derivatives	-	(14,649)	-	(14,649)
	(675,989)	(379,270)	(678,145)	(385,696)

Current liabilities	(669,068)	(378,543)	(671,224)	(384,969)
Non-current liabilities	(6,921)	(727)	(6,921)	(727)

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	68

24.6.	Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of March 31, 2021, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the assumptions used. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6973	2.8487	4.2730	5.1276	6.2670	7.1216	8.5460

Monetary Assets and Liabilities		2,878,048	1,439,024	575,610	(575,610)	(1,439,024)	(2,878,048)
Derivative Instruments - Not designated		(2,633,652)	(1,316,826)	(526,730)	526,730	1,316,826	2,633,652
Net effect		244,396	122,198	48,880	(48,880)	(122,198)	(244,396)

EUR	6.6915	3.3458	5.0186	6.0224	7.3607	8.3644	10.0373

Monetary Assets and Liabilities		704,109	352,055	140,822	(140,822)	(352,055)	(704,109)
Derivative Instruments - Not designated		(733,185)	(366,592)	(146,637)	146,637	366,592	733,185
Net effect		(29,076)	(14,537)	(5,815)	5,815	14,537	29,076

JPY	0.0515	0.0258	0.0386	0.0464	0.0567	0.0644	0.0773

Monetary Assets and Liabilities		(40,254)	(20,127)	(8,051)	8,051	20,127	40,254
Derivative Instruments - Not designated		64,400	32,200	12,880	(12,880)	(32,200)	(64,400)
Net effect		24,146	12,073	4,829	(4,829)	(12,073)	(24,146)

RUB	0.0754	0.0377	0.0566	0.0679	0.0830	0.0943	0.1131

Monetary Assets and Liabilities		(72,737)	(36,368)	(14,547)	14,547	36,368	72,737
Derivative Instruments - Not designated		71,659	35,829	14,332	(14,332)	(35,829)	(71,659)
Net effect		(1,078)	(539)	(215)	215	539	1,078

TRY	0.6903	0.3452	0.5177	0.6213	0.7593	0.8629	1.0355

Monetary Assets and Liabilities		(36,268)	(18,134)	(7,254)	7,254	18,134	36,268
Net effect		(36,268)	(18,134)	(7,254)	7,254	18,134	36,268

AOA	0.0092	0.0046	0.0069	0.0082	0.0101	0.0115	0.0137

Monetary Assets and Liabilities		(132,076)	(66,038)	(26,415)	26,415	66,038	132,076
Net effect		(132,076)	(66,038)	(26,415)	26,415	66,038	132,076

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6973	2.8487	4.2730	5.1276	6.2670	7.1216	8.5460

Revenue in USD		(2,002,396)	(1,001,198)	(400,479)	400,479	1,001,198	2,002,396
NDF		917,265	458,633	183,453	(183,453)	(458,633)	(917,265)
Collar		433,036	205,144	69,184	(70,437)	(207,173)	(435,065)
Loans - Designated		629,347	314,673	125,870	(125,870)	(314,673)	(629,347)
Net effect		(22,748)	(22,748)	(21,972)	20,719	20,719	20,719

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	69

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.6973	2.8487	4.2730	5.1276	6.2670	7.1216	8.5460

Cost of Sales		(498,339)	(249,170)	(99,668)	99,668	249,170	498,339
NDF		498,339	249,170	99,668	(99,668)	(249,170)	(498,339)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	501	250	376	451	551	626	751

Cost of Sales		(9,765)	(4,883)	(1,953)	1,953	4,883	9,765
Collar		(2,962)	(1,210)	(159)	593	1,644	3,396
NDF		13,521	6,761	2,704	(2,704)	(6,761)	(13,521)
Net effect		794	668	592	(158)	(234)	(360)

Soybean Meal - CBOT	452	226	339	407	498	565	679

Cost of Sales		45,929	22,965	9,186	(9,186)	(22,965)	(45,929)
Collar		(8,052)	(2,958)	(228)	1,948	5,004	10,098
Call		(1,866)	(933)	(373)	373	413	413
NDF		(34,154)	(17,077)	(6,831)	6,831	17,077	34,154
Net effect		1,857	1,997	1,754	(34)	(471)	(1,264)

Soybean Oil - CBOT	1,083	542	812	975	1,191	1,354	1,625

Cost of Sales		16,726	8,363	3,345	(3,345)	(8,363)	(16,726)
Collar		(8,322)	(3,146)	(2,089)	2,167	5,417	10,833
NDF		(5,956)	(2,978)	(1,191)	1,191	2,978	5,956
Net effect		2,448	2,239	65	13	32	63

Corn - CBOT	204	102	153	184	225	255	307

Cost of Sales		(105,281)	(52,640)	(21,056)	21,056	52,640	105,281
NDF		105,281	52,640	21,056	(21,056)	(52,640)	(105,281)
Net effect		-	-	-	-	-	-

Corn - B3	1,452	726	1,089	1,307	1,597	1,815	2,178

Cost of Sales		(97,008)	(48,504)	(19,402)	19,402	48,504	97,008
Collar		6,815	3,831	1,532	(1,532)	(3,831)	(7,662)
NDF		89,756	44,878	17,951	(17,951)	(44,878)	(89,756)
Net effect		(437)	205	81	(81)	(205)	(410)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	70

24.7.	Financial instruments by category

	Parent company
	03.31.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	77,876	-	77,876
Cash equivalents	-	3,479,211	3,479,211
Marketable securities	-	327,358	327,358
Restricted cash	24,065	-	24,065
Trade accounts receivable	4,785,956	231,279	5,017,235
Other receivables	76,295	-	76,295
Derivatives not designated	-	30,139	30,139
Derivatives designated as hedge accounting (1)	-	134,436	134,436

Liabilities
Trade accounts payable	(8,632,844)	-	(8,632,844)
Supply chain finance	(1,489,276)	-	(1,489,276)
Loans and borrowings (2)	(20,637,643)	-	(20,637,643)
Derivatives not designated	-	(156,907)	(156,907)
Derivatives designated as hedge accounting (1)	-	(519,082)	(519,082)
	(25,795,571)	3,526,434	(22,269,137)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Parent company
	12.31.20
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	118,307	-	118,307
Cash equivalents	-	3,757,832	3,757,832
Marketable securities	-	327,559	327,559
Restricted cash	24,358	-	24,358
Trade accounts receivable	4,906,964	310,265	5,217,229
Other receivables	86,404	-	86,404
Derivatives not designated	-	59,037	59,037
Derivatives designated as hedge accounting	-	302,512	302,512

Liabilities
Trade accounts payable	(8,170,012)	-	(8,170,012)
Supply chain finance	(1,452,637)	-	(1,452,637)
Loans and borrowings	(19,310,254)	-	(19,310,254)
Derivatives not designated	-	(28,259)	(28,259)
Derivatives designated as hedge accounting	-	(351,011)	(351,011)
	(23,796,870)	4,377,935	(19,418,935)

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	71

	Consolidated
	03.31.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	3,262,377	-	3,262,377
Cash equivalents	-	5,404,445	5,404,445
Marketable securities	208,291	329,044	537,335
Restricted cash	24,065	-	24,065
Trade accounts receivable	2,719,708	231,279	2,950,987
Other receivables	76,295	-	76,295
Derivatives not designated	-	34,343	34,343
Derivatives designated as hedge accounting (1)	-	134,436	134,436

Liabilities
Trade accounts payable	(9,561,697)	-	(9,561,697)
Supply chain finance	(1,489,276)	-	(1,489,276)
Loans and borrowings (2)	(24,037,174)	-	(24,037,174)
Derivatives not designated	-	(159,063)	(159,063)
Derivatives designated as hedge accounting (1)	-	(519,082)	(519,082)
Written option– business combination	-	(84,814)	(84,814)
	(28,797,411)	5,370,588	(23,426,823)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	Consolidated
	12.31.20
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,439,072	-	-	2,439,072
Cash equivalents	-	-	5,137,553	5,137,553
Marketable securities	287,504	42,029	329,202	658,735
Restricted cash	24,358	-	-	24,358
Trade accounts receivable	3,789,616	-	310,265	4,099,881
Other receivables	86,404	-	-	86,404
Derivatives not designated	-	-	75,478	75,478
Derivatives designated as hedge accounting	-	-	302,512	302,512

Liabilities
Trade accounts payable	(9,009,987)	-	-	(9,009,987)
Supply chain finance	(1,452,637)	-	-	(1,452,637)
Loans and borrowings	(22,404,426)	-	-	(22,404,426)
Derivatives not designated	-	-	(34,685)	(34,685)
Derivatives designated as hedge accounting	-	-	(351,011)	(351,011)
Written option– business combination	-	-	(185,401)	(185,401)
	(26,240,096)	42,029	5,583,913	(20,614,154)

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	72

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the three-month period ended on March 31, 2021, there were no changes among the 3 levels of hierarchy.

	Parent company
	03.31.21			12.31.20
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	149,789	-	149,789	102,336	-	102,336
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	3,325,938	3,325,938	-	3,650,812	3,650,812
Financial treasury bills	312,589	-	312,589	312,515	-	312,515
Investment funds	18,253	-	18,253	19,728	-	19,728
Trade accounts receivable	-	231,279	231,279	-	310,265	310,265
Derivatives	-	164,575	164,575	-	361,549	361,549
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(675,989)	(675,989)	-	(379,270)	(379,270)
	480,631	3,045,803	3,526,434	434,579	3,943,356	4,377,935

	Consolidated
	03.31.21				12.31.20
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Stocks	-	-	-	-	42,029	-	-	42,029
Fair value through profit and loss
Savings account and overnight	1,962,494	-	-	1,962,494	1,220,232	-	-	1,220,232
Term deposits	102,255	-	-	102,255	250,189	-	-	250,189
Bank deposit certificates	-	3,336,212	-	3,336,212	-	3,662,448	-	3,662,448
Financial treasury bills	312,589	-	-	312,589	312,515	-	-	312,515
Investment funds	19,939	-	-	19,939	21,371	-	-	21,371
Trade accounts receivable	-	231,279	-	231,279	-	310,265	-	310,265
Derivatives	-	168,779	-	168,779	-	377,990	-	377,990
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(678,145)	-	(678,145)	-	(385,696)	-	(385,696)
Written option– business combination	-	-	(84,814)	(84,814)	-	-	(185,401)	(185,401)
	2,397,277	3,058,125	(84,814)	5,370,588	1,846,336	3,965,007	(185,401)	5,625,942

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based in level 2 and are measured by discounted cash flows.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	73

		Parent company and Consolidated
			03.31.21		12.31.20
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(410,647)	(389,611)	(367,714)	(389,611)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,710,233)	(1,659,891)	(1,538,086)	(1,659,891)
BRF SA BRFSBZ 3.95	USD	2023	(1,341,866)	(1,275,598)	(1,207,468)	(1,275,598)
BRF SA BRFSBZ 2 3/4	EUR	2022	(1,143,722)	(1,105,478)	(1,081,404)	(1,105,478)
BRF SA BRFSBZ 4 7/8	USD	2030	(4,277,416)	(4,333,054)	(3,951,539)	(4,333,054)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,439,676)	(4,705,851)	(4,106,115)	(4,705,851)
Debenture - 1st Issue	BRL	2026	(790,850)	(830,155)	(771,138)	(778,016)
Debenture - 2nd Issue	BRL	2030	(2,280,677)	(2,412,682)	(2,250,867)	(2,225,796)
Parent company			(16,395,087)	(16,712,320)	(15,274,331)	(16,473,295)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,799,290)	(2,779,574)	(2,577,667)	(2,779,574)
Consolidated			(19,194,377)	(19,491,894)	(17,851,998)	(19,252,869)

24.8.1.	Level 3 measurement

The Company holds a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent, in Turkish Liras, to a multiple of the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at the present value of redemption amount using internal assumptions regarding the results of that economic group.

The effects of the subsequent measurement resulted in a gain in financial results of R$102,293 in the three-month period ended on March 31, 2021 (gain of R$52,676 in the same period of the prior year), as per note 28.

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales for each reportable operating segment is set forth below:

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	74

	Consolidated
	2021	2020
Net sales	Jan - Mar	Jan - Mar
Brazil
In-natura	1,347,424	1,257,087
Poultry	1,033,448	970,036
Pork and other	313,976	287,051
Processed	4,033,668	3,392,804
Other sales	11,841	5,263
	5,392,933	4,655,154

International
In-natura	4,030,870	3,453,261
Poultry	3,416,418	2,970,686
Pork and other	614,452	482,575
Processed	680,905	511,121
Other sales	109,292	51,321
	4,821,067	4,015,703

Other segments	377,977	278,208
	10,591,977	8,949,065

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
	2021	2020
	Jan - Mar	Jan - Mar
Brazil	374,478	363,879
International	174,824	440,648
Other segments	90,893	37,529
Sub total	640,195	842,056
Corporate	(12,284)	(287,377)
	627,911	554,679

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
	2021	2020
Corporate	Jan - Mar	Jan - Mar
Investigations involving the Company (note 1.3)	(5,237)	(12,301)
Agreement - Class Action	-	(204,436)
Tax and civil contingencies	(4,318)	(40,626)
Expenses COVID-19 (1)	(7,942)	(24,078)
Results with sale and disposal of fixed assets	5,655	-
Expenses with demobilization	(2,204)	-
Impairment of investments	119	(7,757)
Other	1,643	1,821
	(12,284)	(287,377)

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended on March 31, 2021 and 2020.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	75

	Consolidated
	Goodwill		Trademarks		Total
	03.31.21	12.31.20	03.31.21	12.31.20	03.31.21	12.31.20
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,893,809	1,784,079	342,984	345,260	2,236,793	2,129,339
	3,045,307	2,935,577	1,325,462	1,327,738	4,370,769	4,263,315

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Gross sales
Brazil	6,686,416	5,766,298	6,686,416	5,766,298
International	3,549,009	2,553,143	5,183,824	4,267,065
Other segments	390,088	291,633	416,640	307,294
	10,625,513	8,611,074	12,286,880	10,340,657

Sales deductions
Brazil	(1,293,483)	(1,111,144)	(1,293,483)	(1,111,144)
International	(4,582)	(23,948)	(362,757)	(251,362)
Other segments	(36,059)	(26,937)	(38,663)	(29,086)
	(1,334,124)	(1,162,029)	(1,694,903)	(1,391,592)

Net sales
Brazil	5,392,933	4,655,154	5,392,933	4,655,154
International	3,544,427	2,529,195	4,821,067	4,015,703
Other segments	354,029	264,696	377,977	278,208
	9,291,389	7,449,045	10,591,977	8,949,065

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Recovery of expenses (1)	59,954	78,478	59,956	78,688
Scrap sales	2,978	2,693	3,015	2,774
Provision for civil and tax risks	(4,313)	(42,475)	(4,625)	(42,475)
Other employees benefits	(7,334)	(7,436)	(7,334)	(7,436)
Insurance claims costs	(3,176)	(3,685)	(3,411)	(1,689)
Gains (losses) on the disposal of non-financial assets	3,771	(9,770)	5,736	(10,876)
Employee participation and bonuses	(8,122)	(49,525)	(20,560)	(46,644)
Demobilization expenses	(2,131)	(3,755)	(2,204)	(4,258)
Expected credit losses in other receivables	(340)	(3,093)	(340)	(3,465)
Other (2)	(6,277)	(192,763)	(852)	(203,172)
	35,010	(231,331)	29,381	(238,553)

(1)	Includes recovery of PIS and COFINS taxes on inputs in the amount of R$26,567 and effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis of Batávia in the amount of R$29,887 (note 9.1) for the three-month period ended on March 31, 2021 (R$74,216 of recovery of PIS and COFINS taxes on inputs in the same period of previous year).
(2)	Includes expenditures with investigations (note 1.3) and in 2020 expenses with class action agreement.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	76

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company		Consolidated
		2021	2020	2021	2020
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Financial income
Interest on cash and cash equivalents	4	17,257	21,034	26,267	29,555
Income with marketable securities	5	1,651	19,443	6,251	16,587
Fair value through other comprehensive income		-	-	-	211
Fair value through profit and loss		1,540	3,754	1,540	3,411
Amortized cost		111	15,689	4,711	12,965
Interest on recoverable taxes (1)	9	77,522	56,597	77,539	56,636
Interest on other assets		12,441	9,703	12,596	10,100
		108,871	106,777	122,653	112,878
Financial expenses
Interests on loans and borrowings	15	(374,509)	(277,833)	(425,120)	(314,493)
Interest with related parties	30	(75,445)	(80,761)	-	-
Interest on contingencies	21	(41,621)	(56,759)	(41,621)	(56,759)
Interest on leases	18	(43,674)	(48,246)	(55,290)	(52,369)
Interest on actuarial liabilities		(9,984)	(9,284)	(11,420)	(10,139)
Interest on other liabilities		(4,728)	1,404	(4,745)	1,407
Written option - Business combination	24.8.1	-	-	102,293	52,676
Adjustment to present value	6 and 16	(143,097)	(90,788)	(143,379)	(90,941)
Other		(17,871)	(52,473)	(47,133)	(98,732)
		(710,929)	(614,740)	(626,415)	(569,350)
Monetary, exchange and derivative results, net
Exchange rate variation on monetary assets and liabilities		(1,777,888)	(4,854,470)	(592,385)	(1,198,934)
Derivative results		473,197	1,040,941	493,507	1,048,937
		(1,304,691)	(3,813,529)	(98,878)	(149,997)
		(1,906,749)	(4,321,492)	(602,640)	(606,469)

(1)	For the three-month period ended on March 31, 2021, the effect includes the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from Batávia (note 9) in the amount of R$45,156 (null in the same period of the previous year).

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	77

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Costs of sales
Raw materials and supplies (1)	5,031,063	3,907,899	6,122,905	4,675,317
Salaries and employees benefits	1,019,843	931,251	1,039,400	945,168
Depreciation	444,840	415,604	485,709	452,231
Amortization	25,112	13,685	41,062	28,345
Others	684,139	560,470	707,941	595,027
	7,204,997	5,828,909	8,397,017	6,696,088

Sales expenses
Indirect and direct logistics expenses	553,522	515,533	661,828	583,717
Marketing	112,634	117,066	157,181	154,095
Salaries and employees benefits	250,489	249,235	337,752	318,150
Depreciation	43,436	30,881	75,021	53,580
Amortization	25,354	13,719	32,337	19,959
Others	118,541	106,133	168,907	154,833
	1,103,976	1,032,567	1,433,026	1,284,334

Administrative expenses
Salaries and employees benefits	46,253	40,180	83,747	70,222
Fees	11,250	11,863	11,250	11,863
Depreciation	8,769	6,311	15,559	9,497
Amortization	11,100	7,599	11,732	8,208
Others	21,308	21,328	37,696	42,770
	98,680	87,281	159,984	142,560

(1)	Includes recoveries of PIS and COFINS taxes on inputs and export credits in the amount of R$ 35,949 for the three-month period ended on March 31, 2021 (null in the same period of the previous year).

The Company incurred in expenses with internal research and development of new products of R$10,852 for the three-month period ended on March 31, 2021 in the parent company and in the consolidated (R$16,314 in the parent company and in the consolidated in the same period of the prior year).

30.	RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	78

30.1.	Transactions and balances with the Parent Company

The balances of the transactions with related parties recorded in the statement of financial position of the Parent Company are as follows:

	Accounts receivable		Dividends and interest on shareholders' equity receivable		Loans		Trade accounts payable		Other rights		Advances and other liabilities
	03.31.21	12.31.20	03.31.21	12.31.20	03.31.21	12.31.20	03.31.21	12.31.20	03.31.21	12.31.20	03.31.21		12.31.20
Banvit	-	-	-	-	-	-	-	-	218	190	-		-
BRF Energia S.A.	-	-	-	-	-	-	(21,268)	(13,063)	-	-	-		-
BRF Foods GmbH	606,533	799,571	-	-	-	-	-	-	54	54	(62)		(56)
BRF Foods LLC	-	-	-	-	-	-	-	-	541	501	(2)		(2)
BRF Global GmbH	3,573,707	2,319,292	-	-	-	-	-	-	-	-	(7,262,606)	(1)	(7,095,587)
BRF GmbH	-	-	-	-	-	-	-	-	-	995	(1,937,529)	(2)	(1,845,759)
BRF Pet S.A.	9,398	6,228	-	-	-	-	(37)	(37)	552	480	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	349	315	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	-	(2,722)		(3,069)
Sadia Chile S.A.	130,355	114,742	-	-	-	-	-	-	4	3	-		-
Sadia International Ltd.	-	-	-	-	-	-	-	-	-	-	-		(18,990)
Sadia Uruguay S.A.	5,878	5,743	-	-	-	-	-	-	-	-	(39,292)		(38,823)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	10	10	-	-	-	-	-	-	-		-
Total	4,325,871	3,245,576	10	10	349	315	(21,305)	(13,100)	1,369	2,223	(9,242,213)		(9,002,286)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	79

	Sales		Financial results, net		Purchases
	2021	2020	2021	2020	2021	2020
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
BRF Energia S.A.	-	-	-	-	(81,873)	(71,216)
BRF Foods GmbH	51,057	45,780	-	-	-	-
BRF Global GmbH	3,418,973	2,613,598	(74,938)	(65,132)	-	-
BRF Pet S.A.	2,934	1,170	-	-	-	(29)
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	3	3	-	-
Perdigão International Ltd.	-	-	-	(14,795)	-	-
Sadia Alimentos S.A.	-	-	(42)	(195)	-	-
Sadia Chile S.A.	38,782	32,581	-	-	-	-
Sadia Uruguay S.A.	15,721	9,443	(468)	(642)	-	-
Total	3,527,467	2,702,572	(75,445)	(80,761)	(81,873)	(71,245)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of March 31, 2021, the balance of these transactions was R$2,394,977 (R$2,116,463 as of December 31, 2020) with a weighted average rate of 3.13% p.a. (3.01% p.a. as of December 31, 2020).

30.2.	Other Related Parties

The Company has made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the three-month period ended on March 31, 2021, the total amount of lease payments was R$5,161 (R$4,882 in the same period of the prior year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.3.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2021	2020
	Jan - Mar	Jan - Mar
Salary and profit sharing	13,675	11,967
Short-term benefits (1)	194	119
Private pension	297	307
Termination benefits	749	2,964
Share-based payment	6,848	4,034
	21,763	19,391

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$8,229 for the three-month period ended on March 31, 2021 (R$4,600 in the same period of the prior year).

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	80

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	03.31.21	03.31.21
Current	4,066,589	4,336,156
Non-current	1,993,107	2,252,814
April to december 2022	673,955	803,083
2023	504,999	599,945
2024	244,359	271,592
2025	166,046	174,446
2026 onwards	403,748	403,748
	6,059,696	6,588,970

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the three-month period ended on March 31, 2021:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: the three-month period ended on March 31, 2021, amounted to R$54,911 in the parent company and R$132,367 in the consolidated (R$150,409 in the parent company and R$206,137 in the same period of the prior year).

33.	EVENTS AFTER THE REPORTING PERIOD

33.1.	Amendments do the Company’s Bylaws

In the Extraordinary General Shareholders’ Meeting held on April 27, 2021, the following amendments to the Company’s Bylaws were approved:

(i)	Amend Article 3, in order to include, in the corporate purpose the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and
(ii)	Amend Article 33 in order to (i) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (ii) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (iii) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly.
33.2.	Conclusion of the sale of Banvit Foods SRL

On May 4, 2021, Nutrinvestment BV and Banvit Bandirma Vitaminli, entities indirectly controlled by the Company, concluded the sale to Aaylex System Group S.A. of 100% of the capital stock of Banvit Foods SRL, an entity engaged in the activities of manufacture of animal feed and egg hatchery in Romania (note 1.1). The purchase price, paid on the date hereof, is equivalent to R$132,425 (EUR 20,300) and is subject to post-closing adjustments which are common to transactions of such nature.

33.3	Change to the technical regulation for expiration dates of certain products in Saudi Arabia

On May 6, 2021, the Saudi Arabia’s Food and Drug Authority (“SFDA”) notified the World Trade Organization (“WTO”) Committee on Sanitary and Phytosanitary Measures on a change to the technical regulation for expiration dates, which consists in a commercial measure to reduce shelf-life of in natura frozen chicken and its pieces, from 1 year to 3 months from the date of slaughter. According to WTO covered agreements, member countries potentially affected by the measure may introduce comments within 60 days of the notification date of the measure, i.e. until July 5, 2021.

The Company has no means yet to measure the potential operational, economic and financial impact, in case measure is maintained by the Kingdom of Saudi Arabia. The effects are being evaluated in connection with the competent authorities for the adoption of possible applicable measures, in line with the WTO’s covered agreements on the application of sanitary and phytosanitary measures and technical barriers to trade.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	81

34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The interim financial information was approved and the issuance authorized by the Board of Directors on May 12, 2021.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	André Vicentini
Member	Maria Paula Soares Aranha

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Jerônimo Antunes
External Member	Valmir Pedro Rossi

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Carlos Alberto Bezerra de Moura
Vice-President of People, Services and Technology	Alessandro Rosa Bonorino
Vice-President of Institutional Relations and Sustainability	Grazielle Tallia Parenti
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto
Vice-President of New Business	Marcel Sacco
Vice-President of Quality and Research & Development	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Brazil Market	Sidney Rogério Manzaro
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	82

On December 08, 2020, the management disclosed certain estimates and expectations in connection with the Company for the next ten years, including the following projections:

(a) Expectation to make investments of, approximately, R$ 55 billion within the next ten years, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;

(b) Period between 2021 and 2023: expectation to achieve a net revenue of approximately R$ 65 billion, with a growing EBITDA twice the size in comparison to the current one, considering the last 12 months ended September 30, 2020;

(c) Period between 2024 and 2026: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the current levels, considering the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;

(d) Period between 2027 and 2030: expectation to reach a net revenue of more than R$ 100 billion and an EBTIDA growth of more than 3,5 times in relation to the current level, considering the last 12 months ended September 30, 2020, consistent EBITDA Margins above 15%, net margin of approximately 6% and return on invested capital (“ROIC”) of approximately 16%.

The projections disclosed above are mere forecast and reflect the current management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on certain factors and market conditions that escape the Company’s control and, therefore, may differ in relation to numbers and results that will be effectively recorded by the Company.

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holding more than 5% of the voting stock, management, members of the Board of Directors is presented below:

	03.31.21		12.31.20
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	80,447,828	9.90	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	74,449,152	9.16	74,856,852	9.21
Kapitalo Investimentos Ltda.	40,784,398	5.02	Not available (2)
Management
Board of Directors	6,885,302	0.85	6,865,302	0.84
Executives	604,402	0.07	605,902	0.07
Treasury shares	4,766,084	0.59	4,766,084	0.59
Other	604,536,080	74.41	632,662,840	77.88
	812,473,246	100.00	812,473,246	100.00

(1)	The pension funds are controlled by employees that participate in the respective entities.
(2)	Information not available, as participation is less than 5%.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	83

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“Company”) contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2021, which comprises the statement of financial position as of March 31, 2021 and the respective statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários – CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

Emphasis of matter

We draw attention to explanatory notes 1.3 to the financial statements, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is unmodified in respect of this matter.

Other matters - Statements of Value Added

The interim financial information above mentioned includes Statements of Value Added, individual and consolidated, for the three-month period ended March 31, 2021, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures followed together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 12, 2021

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	84

OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (parent company and consolidated) for the three-month period ended on March 31, 2021, the Management Report and the review report issued without modification by KPMG Auditores Independentes.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, May 12, 2021.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

Jerônimo Antunes

External member

Valmir Pedro Rossi

External member

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	85

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the three-month period ended on March 31, 2021, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes for the Company's interim financial information for the three-month period ended on March 31, 2021.

São Paulo, May 12 2021.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

Alessandro Rosa Bonorino

Vice-President of People, Services and Technology

Grazielle Tallia Parenti

Vice-President of Institutional Relations and Sustainability

Leonardo Campo Dallorto

Vice-President of Integrated Planning and Logistics

Marcel Sacco

Vice-President of New Business

Neil Hamilton dos Guimarães Peixoto Jr.

Vice-President of Quality and Research & Development

Sidney Rogério Manzaro

Vice-President of Brazil Market

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement

BRF S.A	INTERIM FINANCIAL INFORMATION - MARCH 31, 2021	86